Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
by and among
BRICKELL BAY ACQUISITION CORP.,
BRICKELL BAY MERGER CORP.
and
ALLION HEALTHCARE, INC.
Dated as of October 18, 2009

3

Page
7.03 Termination by Merger Sub and Parent	47
7.04 Termination by the Company	48
7.05 Effect of Termination	48

ARTICLE 8 MISCELLANEOUS	49
8.01 Payment of Fees and Expenses	49
8.02 Guarantee	53
8.03 No Survival	53
8.04 Non-Reliance	53
8.05 Modification or Amendment	53
8.06 Entire Agreement; Assignment	53
8.07 Severability	54
8.08 Notices	54
8.09 Governing Law	55
8.10 Descriptive Headings	55
8.11 Counterparts	55
8.12 Certain Definitions	55
8.13 Specific Performance	58
8.14 Extension; Waiver	58
8.15 Third-Party Beneficiaries	58
8.17 Submission to Jurisdiction	59

DEFINED TERMS

Acquisition Proposal	39
Action	12
affiliate	55
Agent	5
Agreement	1
Authorized Committee	56
Benefit Plans	17
Break-Up Fee	50
Cash-Pay Option	4
Certificate of Merger	2
Certificates	6
Closing	2
Closing Date	2
Code	7
Commitment Letters	28
Common Stock	3
Company	1
Company Board	1
Company Disclosure Documents	24
Company Representatives	35
Company Terminating Breach	47
Confidentiality Agreement	35

4

Continuing Employee	41
Debt Commitment Letters	28
Debt Financing	42
DGCL	1
Disinterested Director	56
Dissenting Shares	5
Dissenting Stockholder	5
Effective Time	2
Employees	17
Environmental Laws	21
Equity Commitment Letter	28
ERISA	16
ERISA Affiliate	17
Exchange Act	12
Expenses	49
Expiration Date	46
Financial Advisor	25
GAAP	14
Governmental Authority	11
Governmental Programs	13
Gross Up Payment	56
Guarantor	56
HSR Act	12
Indemnified Parties	36
Intervening Event	56
Investor	28
IP Rights	19
Knowledge	56
Law	56
Laws	56
Lenders	28
Liens	10
Limited Guarantee	56
Material Adverse Effect	56
Material Contract	22
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Common Stock	3
Non-Breach Financing Failure	50
Note	8
Note Consideration	8
Notice Period	39
Option	4
Option Consideration	4
Order	57

v

Owned Assets	18
Parent	1
Parent Break-Up Fee	50
Parent Default Fee	50
Parent Group	57
Parent Representatives	35
Parent Terminating Breach	48
Permit	12
Permitted Liens	18
Person	57
Phantom Stock Unit	7
Phantom Stock Unit Consideration	7
Preferred Stock	9
Private Programs	13
Proxy Statement	24
Restricted Stock Award	57
SEC	14
SEC Reports	14
Securities Act	12
Special Committee	58
Stock Plans	4
Stockholder Approval	25
Stockholders Meeting	32
subsidiaries	58
Subsidiaries	9
subsidiary	58
Subsidiary	9
Superior Proposal	40
Surviving Corporation	2
Surviving Corporation Common Stock	3
Tax	20
Tax Return	20
Tax Returns	20
Taxes	20
Transactions	10
Transfer Taxes	42
Warrant Consideration	5
Warrants	4

vi

AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of October 18, 2009, by and among Brickell Bay Acquisition Corp., a Delaware corporation (“Parent”), Brickell Bay Merger Corp., a Delaware corporation (“Merger Sub”), and Allion Healthcare, Inc., a Delaware corporation (the “Company”).
RECITALS
          WHEREAS, the boards of directors of Parent, Merger Sub and the Company have unanimously approved the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, and have determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, their respective stockholders;
          WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously resolved to recommend that the stockholders of the Company approve the Merger;
          WHEREAS, the transactions described in this Agreement are subject to the approval of the stockholders of the Company and the satisfaction of certain other conditions set forth in this Agreement;
          WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Parent and certain beneficial owners (the “Rollover Holders”) of Common Stock are entering into Exchange Agreements (the “Exchange Agreements”), pursuant to which the Rollover Holders are agreeing, among other things, to contribute the portion of their Common Stock set forth therein (such shares, collectively, the “Rollover Shares”) to Parent immediately prior to the Effective Time of the Merger; and
          WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are entering into a Voting Agreement substantially in the form attached as Exhibit A (the “Voting Agreement”).
          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Parent, Merger Sub and the Company agree as follows:
ARTICLE 1
THE MERGER
     1.01 The Merger. At the Effective Time (as defined in Section 1.03), subject to the terms and conditions of this Agreement and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), (i) Merger Sub shall be merged with and into the Company, (ii) the separate corporate existence of Merger Sub shall cease, and (iii) the Company shall continue as the surviving corporation and a wholly owned subsidiary of Parent. The

Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.
     1.02 Closing. Subject to the conditions contained in this Agreement, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Alston & Bird LLP, 90 Park Avenue, New York, New York 10016, at 10:00 a.m., local time, on the date most promptly practicable following the satisfaction or waiver of the conditions set forth in Article 6 (which can be satisfied prior to Closing), but in no event later than the third (3rd) business day following such date or (ii) at such other place and time and/or on such other date as the Company and Merger Sub may mutually agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date”.
     1.03 Effective Time. At the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is hereinafter referred to as the “Effective Time”).
     1.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
     1.05 Certificate of Incorporation and Bylaws of the Surviving Corporation.
          (a) At the Effective Time, the certificate of incorporation of the Company shall be amended to read in its entirety as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and as so amended shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with applicable Law and the Surviving Corporation’s certificate of incorporation and bylaws; provided that the name of the Surviving Corporation shall be “Allion Healthcare, Inc.”
          (b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable Law and the Surviving Corporation’s certificate of incorporation and bylaws.
     1.06 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with applicable Law and the Surviving Corporation’s certificate of incorporation and bylaws. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
ARTICLE 2
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE COMPANY AND MERGER SUB
     2.01 Effect on Shares of Company Capital Stock.
          (a) Common Stock of the Company. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock, the Company or Merger Sub, each share of common stock of the Company, par value $0.001 per share (the “Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (i) Dissenting Shares (as defined in Section 2.04), and (ii) those shares of Common Stock to be canceled pursuant to Section 2.01(c)) shall be converted into the right to receive Six Dollars and Sixty Cents ($6.60) in cash (the “Merger Consideration”), payable to the holder of such shares of Common Stock, without interest or dividends, less applicable withholding Taxes, in the manner provided in Section  2.05. All such shares of Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled, and each holder of a certificate or certificates representing shares of Common Stock shall cease to have any rights with respect to such shares of Common Stock, except the right to receive the Merger Consideration.
          (b) Rollover Shares. Immediately prior to the Effective Time, the Rollover Holders shall contribute the Rollover Shares to Parent pursuant to the Exchange Agreements. Subsequent to the receipt of the Rollover Shares from the Rollover Holders, such Rollover Shares shall automatically be canceled, by virtue of the Merger, in accordance with Section 2.01(c) below.
          (c) Cancellation of Certain Shares of Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock, the Company or Merger Sub, each share of Common Stock owned by the Company or any of its wholly owned Subsidiaries as treasury stock or otherwise or owned by Merger Sub or Parent (including, without limitation, the Rollover Shares) or any of their direct or indirect subsidiaries immediately prior to the Effective Time shall automatically be canceled, and no cash or other consideration shall be delivered or deliverable in exchange for such shares of Common Stock.
     2.02 Effect on Shares of Merger Sub Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of Merger Sub Common Stock, the Company or Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”). Each certificate that, immediately prior to the Effective Time, represented issued and outstanding shares of Merger Sub Common Stock shall be deemed to represent the same number of shares of Surviving Corporation Common Stock.
     2.03 Effect on Restricted Stock, Options and Warrants.
          (a) Restricted Stock. Between the date of this Agreement and the Effective Time, the Company shall take all necessary action to provide that each outstanding Restricted Stock Award, the restrictions of which have not lapsed immediately prior to the Effective Time, shall become fully vested immediately prior to the Effective Time and the holder of the resultant shares of Common Stock thereof shall be entitled to receive the Merger Consideration pursuant to Section 2.01(a) for such shares.
          (b) Options. Between the date of this Agreement and the Effective Time, the Company shall take all necessary action to provide that each Option shall become fully vested and exercisable immediately prior to the Effective Time. Holders of the Options shall be given the opportunity to exercise their Options, effective immediately prior to the Effective Time and conditioned upon the consummation of the Merger, and thereby to receive the Merger Consideration for each share of Common Stock subject to such exercised Options pursuant to Section 2.01. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holder of any Option, each Option outstanding immediately prior to the Effective Time that is not exercised pursuant to the preceding sentence and that has a per-share exercise price less than the Merger Consideration (each, a “Cash-Pay Option”), shall be converted into the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such Cash-Pay Option multiplied by (ii) the excess of the Merger Consideration over the per-share exercise price of such Cash-Pay Option, with the aggregate amount of such payment rounded to the nearest cent (the “Option Consideration”), payable to the holder of such Cash-Pay Option, without dividends or interest, less applicable withholding Taxes, in the manner provided in this Section 2.03(b). All such Cash-Pay Options, when so converted, shall cease to be outstanding and shall automatically be canceled, and each holder of a Certificate representing a Cash-Pay Option shall cease to have any rights with respect to such Cash-Pay Options, except the right to receive the Option Consideration. Parent shall, or shall cause the Company to, pay to holders of Cash-Pay Options the Option Consideration as soon as reasonably practicable following the Effective Time. Each Option outstanding immediately prior to the Effective Time that has a per-share exercise price equal to or greater than the Merger Consideration shall be canceled, and each holder of a Certificate representing such canceled Option shall cease to have any rights with respect to such Option and shall not be entitled to receive any payment with respect thereto. For purposes of this Agreement, the term “Option” means each outstanding unexercised option to purchase shares of Common Stock, whether or not then vested or fully exercisable, granted to any current or former employee, director, consultant or advisor of the Company or any Subsidiary or any other person, whether under any stock option plan or otherwise (including, without limitation, under the Company’s 1998 Stock Option Plan and Amended and Restated 2002 Stock Incentive Plan (collectively, the “Stock Plans”)).
          (c) Warrants. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holder of any warrants to purchase shares of Common Stock (“Warrants”), each Warrant outstanding immediately prior to the Effective

Time, whether or not then vested or exercisable in accordance with its terms, shall be converted into the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such Warrant multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price of such Warrant, with the aggregate amount of such payment rounded to the nearest cent (the “Warrant Consideration”), payable to the holder of such Warrant, without dividends or interest, less applicable withholding Taxes, in the manner provided in this Section 2.03(c). All such Warrants, when so converted, shall no longer be outstanding and shall automatically be canceled, and each holder of a certificate or certificates representing Warrants shall cease to have any rights with respect to such Warrants, except the right to receive the Warrant Consideration. Parent shall, or shall cause the Company to, pay to holders of Warrants the Warrant Consideration as soon as reasonably practicable following the Effective Time.
          (d) Effectuation. The Board of Directors of the Company (or the appropriate committee thereof) shall take or cause to be taken all actions necessary to effectuate this Section 2.03 to the extent that such treatment is not expressly provided for by the terms of the applicable Stock Plans and related award agreements. The Company shall take such actions as are necessary or appropriate so that, as of the Effective Time, the Stock Plans shall be terminated.
     2.04 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any shares of Common Stock issued and outstanding immediately prior to the Effective Time and held by a stockholder (a “Dissenting Stockholder”) who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares of Common Stock (“Dissenting Shares”) in accordance with the DGCL, shall not be converted into the right to receive the Merger Consideration at the Effective Time in accordance with Section 2.01(a) hereof, but shall represent and become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the Laws of the State of Delaware, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal, the Dissenting Shares held by such holder shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration, without any interest or dividends thereon, in accordance with Section 2.01(a). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company. The Company shall have the right to participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
     2.05 Exchange of Common Stock.
          (a) Agent. Prior to the Effective Time, Merger Sub shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange and paying agent, registrar and transfer agent (the “Agent”) for the purpose of exchanging (other than the Rollover Shares) (i) certificates representing, immediately prior to the Effective Time, Common Stock for the aggregate Merger Consideration, or (ii) shares of uncertificated Common Stock outstanding immediately prior to the Effective Time (“Uncertificated Shares”) for the aggregate Merger Consideration.
          (b) Deposit of Consideration. At or prior to the Effective Time, Merger Sub shall supply or cause to be supplied for the account of the Agent, in trust for the benefit of the holders of the Common Stock and for exchange pursuant to this Section 2.05, the aggregate consideration payable to holders of the Common Stock pursuant to Section 2.01.
          (c) Notice of Merger. Promptly, but in no event later than five (5) business days, after the Effective Time, the Surviving Corporation shall cause the Agent to mail to each holder of record of certificates or other instruments that immediately prior to the Effective Time represented shares of Common Stock (the “Certificates”) or Uncertificated Shares (i) a notice of the effectiveness of the Merger, (ii) a form letter of transmittal, in a form reasonably acceptable to Parent and the Company, which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of Uncertificated Shares to the Agent, and (iii) instructions for use in surrendering the Certificates or transferring Uncertificated Shares and receiving the Merger Consideration in respect thereof.
          (d) Exchange Procedures. Upon surrender to the Agent of a Certificate or transfer of Uncertificated Shares, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Uncertificated Shares (other than Dissenting Shares and Common Stock to be canceled pursuant to Section 2.01(c)) shall be entitled to receive, in exchange therefor, within ten (10) business days after such surrender or transfer, cash in an amount equal to the product of (i) the number of shares of Common Stock formerly represented by such Certificate or Uncertificated Shares and (ii) the Merger Consideration, which shall be paid by Agent by check or wire transfer in accordance with the instructions provided by such holder. No interest or dividends will be paid or accrued on the consideration payable upon the surrender of any Certificate or transfer of any Uncertificated Shares. If the consideration provided for herein is to be made to a person other than the person in whose name the surrendered Certificate or transferred Uncertificated Shares is registered, the surrendered Certificate or transferred Uncertificated Shares shall be properly endorsed, accompanied by appropriate stock powers or otherwise in proper form for transfer, and the person requesting such payment shall pay any transfer or other taxes required by reason of such payment to a person other than the registered holder of the Certificate or the Uncertificated Shares, or that such person shall establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.
          (e) Lost Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance acceptable to the Surviving Corporation) of that fact by the person (who shall be the record owner of such Certificate) claiming such Certificate to be lost, stolen or destroyed, the Agent will issue, in exchange for such affidavit, the Merger Consideration deliverable in respect of such Certificate pursuant to this Agreement.
          (f) Termination of Fund. At any time following the one (1) year anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Agent to deliver to it any funds that had been made available to the Agent and not disbursed to holders of Common Stock (including, without limitation, all interest and other income received by the Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to any consideration payable upon due surrender of the Certificates or transfer of the Uncertificated Shares held by them. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Agent shall be liable to any holder of Common Stock, Options or Warrants, for any consideration delivered in respect of such Common Stock, Options or Warrants to a public official pursuant to any abandoned property, escheat or other similar Law.
          (g) Withholding Rights. Each of the Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Common Stock, Options or Warrants pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority by Agent, the Surviving Corporation or Parent, such amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
          (h) Transfer Books. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Common Stock on the records of the Company.
          (i) Adjustments. Notwithstanding anything in this Agreement to the contrary, the Merger Consideration, Option Consideration and Warrant Consideration shall each be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend, reclassification, redenomination, recapitalization, split-up, combination, exchange of shares or other similar transaction with respect to the Common Stock occurring or having a record date or effective date between the date of this Agreement and the Effective Time.
     2.06 Phantom Stock Units.
          (a) At the Closing, Merger Sub shall pay or cause to be paid to each holder of a cash-settled phantom stock unit granted by the Company and outstanding immediately prior to the Closing (each, a “Phantom Stock Unit”), whether or not then vested in accordance with its terms, an amount in cash equal to the product of (i) the number of Phantom Stock Units held by such holder and (ii) the Merger Consideration (the “Phantom Stock Unit Consideration”), by wire transfer of immediately available funds to the account specified in writing by such holder at least three (3) business days prior to Closing. No interest will be paid or accrued on the Phantom Stock Unit Consideration.
          (b) Merger Sub shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of Phantom Stock Units pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign tax Law. To the extent that amounts are so deducted or withheld and paid over, or caused to be paid over, to the appropriate taxing authority by Merger Sub, such amounts shall be treated for all purposes of this Agreement as having been paid to such holder of Phantom Stock Units.
          (c) At the Closing, Merger Sub shall also pay or cause to be paid to each holder of a Phantom Stock Unit, an amount in cash equal to the Gross Up Payment, by wire transfer of immediately available funds to the account specified in writing by such holder at least three (3) business days prior to Closing. No interest will be paid or accrued on the Gross Up Payment payable on such Phantom Stock Units.
          (d) When the Phantom Stock Unit Consideration and the Gross Up Payment have been paid, each holder of a certificate or certificates representing Phantom Stock Units shall cease to have any rights with respect to such Phantom Stock Units, except for the provisions of such certificates as shall, by their terms, survive payment of the Phantom Stock Units, including provisions with respect to any additional payment subject to the excise tax imposed by Section 4999 of the Code.
          (e) Notwithstanding anything in this Agreement to the contrary, the Phantom Stock Unit Consideration shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend, reclassification, redenomination, recapitalization, split-up, combination, exchange of shares or other similar transaction with respect to the Common Stock occurring or having a record date or effective date between the date of this Agreement and the Closing.
     2.07 Notes. At the Closing, Merger Sub shall pay or cause to be paid to each holder of a promissory note outstanding immediately prior to the Closing that is listed on Section 2.07 of the Company Disclosure Schedule (each, a “Note”), whether or not then due and payable in accordance with its terms, an amount in cash equal to the principal plus accrued interest on such Note (the “Note Consideration”), by wire transfer of immediately available funds to the account specified in writing by such Note holder at least three (3) business days prior to Closing. All such Notes, when so paid, shall no longer be outstanding and shall automatically be canceled, and each holder of a Note shall cease to have any rights with respect to such Note.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as disclosed in the Form 10-K filed with the SEC for the fiscal year ended December 31, 2008 (the “Latest 10-K”) and SEC Reports (as defined in Section 3.07(a)) filed with the SEC after the filing of the Latest 10-K but prior to the date hereof (in each case, excluding any risk factors or cautionary, predictive or forward looking statements contained therein) or as set forth in the Company Disclosure Schedule (it being understood that any matter disclosed in such Latest 10-K, such SEC Reports filed after the filing of the Latest 10-K or in any section of the Company Disclosure Schedule shall be deemed disclosed in each representation and warranty where the relevance of such disclosure is reasonably apparent on its face, without regard to whether a representation or warranty specifically references either the Company Disclosure Schedules, the Latest 10-K or the SEC Reports filed after the filing of the Latest 10-K), the Company represents and warrants to Parent and Merger Sub as follows:
     3.01 Organization and Qualification; Subsidiaries.
          (a) The Company and each subsidiary of the Company (each, a “Subsidiary” and collectively, the “Subsidiaries”) is a corporation or limited liability company duly formed, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its formation. The Company and each Subsidiary has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except as would not reasonably be expected to have a Material Adverse Effect. The Company and each Subsidiary is duly qualified as a foreign corporation or limited liability company to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a Material Adverse Effect.
          (b) Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary, together with the jurisdiction of formation of each Subsidiary and the percentage of the outstanding equity interests of each Subsidiary owned by the Company and each other Person.
          (c) Except for the Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity.
     3.02 Certificate of Incorporation and Bylaws. The Company has furnished to Parent and Merger Sub a complete and correct copy of the certificate of incorporation and the bylaws (or equivalent organizational documents) of the Company and each Subsidiary in full force and effect as of the date of this Agreement. Neither the Company nor any Subsidiary is in material violation of any provision of its certificate of incorporation or bylaws (or equivalent organizational documents).
     3.03 Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 80,000,000 shares of Common Stock and (ii) 20,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of October 14, 2009, (i) 28,699,094 shares of Common Stock were issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and nonassessable, (ii) no shares of Preferred Stock are issued and outstanding, (iii) no shares of Common Stock or Preferred Stock were held in the treasury of the Company, and (iv) 822,568 shares of Common Stock were reserved for issuance pursuant to the Stock Plans. All shares of Common Stock issuable upon exercise of Options have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the Stock Plans, will be duly authorized, validly issued and fully paid and nonassessable.

          (b) Section 3.03(b) of the Company Disclosure Schedule sets forth the name of each holder of an outstanding Option or Warrant, together with the number of shares of Common Stock issuable thereunder, the grant date, exercise price, expiration date and the vesting schedule. Section 3.03(b) of the Company Disclosure Schedule sets forth each right issued by the Company, the value of which is based on capital stock or another similar interest in the Company (e.g., phantom units), together with the number of shares of Common Stock on which such value is based, the grant date, and vesting schedule. Except as set forth on Section 3.03(b) of the Company Disclosure Schedule, there are no options, warrants, convertible securities, calls, preemptive rights, rights of first refusal or other rights, or agreements or commitments of any nature obligating the Company to issue, transfer or sell any shares of capital stock of, or other equity interests in, the Company.
          (c) There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any capital stock of, or other equity interests in, the Company or any Subsidiary. Except as set forth on Section 3.03(c) of the Company Disclosure Schedule, to the Company’s Knowledge, there are no stockholders agreements, voting trusts or other agreements or understandings relating to voting of any shares of Common Stock or granting to any Person the right to elect, or to designate or nominate for election, a director to the Company Board.
          (d) Each outstanding share of capital stock of, or other equity interests in, each Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and, except as set forth in Section 3.03(d) of the Company Disclosure Schedule, each such share or other equity interest that is owned directly or indirectly by the Company is owned by the Company or another Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, rights of first offer, charges and other encumbrances of any nature whatsoever (collectively, “Liens”). There are no stockholders agreements, voting trusts or other agreements or understandings relating to voting of any equity securities of any Subsidiary or granting to any Person (other than the Company or a wholly-owned Subsidiary) the right to elect, or to designate or nominate for election, a director to the board of directors (or equivalent body) of any Subsidiary.
     3.04 Authority Relative to the Transactions.
          (a) The Company has the corporate power and authority necessary to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement and the approval of the Merger by the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon, to consummate the transactions contemplated hereby (the “Transactions”). The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the Company’s execution and delivery of this Agreement or to consummate the Transactions (other than the approval and adoption of this Agreement and the Merger by the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon and the filing of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles).
          (b) On or prior to the date of this Agreement, the Company Board has, at a meeting duly called and held in which all directors were present, unanimously determined that this Agreement and the Transactions are fair to and in the best interest of the Company and its stockholders, and adopted resolutions by a unanimous vote (i) approving this Agreement, (ii) declaring this Agreement and the Merger advisable, (iii) directing that this Agreement be submitted to the Company’s stockholders for their adoption, and (iv) recommending to the stockholders that they approve and adopt this Agreement and the Merger (the “Board Recommendation”), which resolutions, subject to Sections 5.02(c) and 5.09(b), have not been subsequently withdrawn or modified in a manner adverse to Parent.
          (c) The Special Committee has (i) unanimously determined that this Agreement and the Transactions are fair to and in the best interest of the Company and its stockholders, and (ii) unanimously recommended that the Company Board approve this Agreement and the Transactions, which determination and recommendation, subject to Sections 5.02(c) and 5.09(b), have not been subsequently withdrawn or modified in a manner adverse to Parent.
     3.05 No Conflict; Required Filings and Consents.
          (a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation of the Transactions will not, (i) conflict with or violate the certificate of incorporation or bylaws (or equivalent organizational documents) of the Company, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained or taken and all filings and obligations described in Section 3.05(b) have been made or fulfilled, conflict with or violate any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, (iii) except as set forth in Section 3.05(a) of the Company Disclosure Schedule, conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, acceleration or cancellation of, or result in the creation or imposition of a Lien on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii) of this Section 3.05(a), to the extent any such conflicts, violations, breaches, defaults or other occurrences would not, individually or in the aggregate, have a Material Adverse Effect.
          (b) Except as set forth in Section 3.05(b) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation by the Company of the Transactions will not, (i) result in any termination, revocation, material modification, rescission or other material adverse impact on any material written consent, approval, license, permit, exemption, or registration of any domestic (federal, state or local) or foreign government or governmental, regulatory or administrative authority, agency, instrumentality or commission, or any court, tribunal, or judicial or arbitral body (each, a “Governmental Authority”); or (ii) require any material consent, approval, authorization or permit of, or material filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, (ii) requirements under the rules of the Nasdaq Stock Market, and (iii) the filing and recordation of appropriate merger documents as required by the DGCL and the business organization Laws of the jurisdictions where the Company is qualified to do business as a foreign corporation.
     3.06 Compliance with Laws; Permits.
          (a) The Company and each Subsidiary is, and since October 15, 2006 has been, in compliance in all material respects with all Laws applicable to the Company or such Subsidiary or by which any property or asset of the Company or such Subsidiary is bound or affected. The Company and the Subsidiaries have timely filed all reports, data and other information required to be filed with the Governmental Authorities with respect to the Company and each Subsidiary, except where the failure to make such timely filing would not, individually or in the aggregate, have a Material Adverse Effect.
          (b) Except as set forth in Section 3.06(b) of the Company Disclosure Schedule, there is no material suit, claim, action, proceeding, arbitration, or, to the Company’s Knowledge, investigation (each, an “Action”) pending before any court, tribunal, or judicial or arbitral body, or to the Company’s Knowledge, any other Governmental Authority or, to the Company’s Knowledge, threatened by any Governmental Authority, with respect to the Company or any Subsidiary or any properties or assets of the Company or of any Subsidiary, or, to the Company’s Knowledge, any current or former supervisory employee of the Company or any Subsidiary with respect to any acts or omissions as an employee of the Company or any Subsidiary.
          (c) Except as set forth on Section 3.06(c) of the Company Disclosure Schedule, the Company and each Subsidiary has all material permits, licenses, certifications, approvals and franchises (each, a “Permit”) necessary for the Company or such Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted. No suspension, cancellation or materially adverse modification of any material Permit is pending or, to the Company’s Knowledge, threatened. The Company and each Subsidiary is in material compliance with the terms of the Permits.
          (d) The Company and each Subsidiary is, and since October 15, 2006 has been, in material compliance with (i) all applicable statutes, rules and regulations of the Medicare and Medicaid programs; (ii) all applicable state Laws relating to health care fraud and abuse; (iii) all applicable federal or state Laws relating to billing or claims for reimbursement submitted to any third party payor; and (iv) all applicable federal and state Laws relating to privacy or confidentiality of health records or personal health information.
          (e) The Company has delivered or made available to Parent accurate and complete copies of the Company’s and any applicable Subsidiary’s material compliance program documents. Neither the Company nor any Subsidiary (i) has been assessed a civil money penalty under Section 1128A of the Social Security Act, 42 U.S.C. §1320a-7a, or any regulations promulgated thereunder, (ii) has been convicted of any criminal offense relating to the delivery of any item or service under a Federal Health Care Program, as that term is defined in Section 1128B(f) of the Social Security Act, 42 U.S.C. §1320a-7b(f), relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance, (iii) is a party to an outstanding Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services, or (iv) has reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority.
          (f) The Company and the Subsidiaries, as applicable, (i) (A) are appropriately certified for participation in, have current and valid provider contracts with, and are in material compliance with the applicable conditions of participation for such the Medicare and Medicaid programs, the CHAMPUS/TRICARE Program (if applicable), and such other similar Federal, state or local governmental health care programs (collectively, the “Governmental Programs”) as necessary to carry on their respective businesses as they are now being conducted and (ii) currently participate in private, non-governmental health care programs (including private insurance health care programs) (the “Private Programs”) under which the Company and the Subsidiaries directly or indirectly receives payments for health care items and services. To the Company’s Knowledge, all billing practices of the Company and the Subsidiaries have been in material compliance with applicable Law, regulation and written policies of Governmental Programs and Private Programs. To the Company’s Knowledge, (A) neither the Company nor any Subsidiary has received any material payment or reimbursement in excess of amounts allowed by Law, and (B) neither the Company nor any Subsidiary is liable for recoupment of material amounts previously paid by a Governmental Program or a Private Program in which the Company or any Subsidiary participates or has participated in the past three (3) years that are not reflected in the Financial Statements, except for routine claims processing and adjudication in the ordinary course of business or where such overpayment is a result of an administrative error by a Governmental Program or a Private Program. Except as set forth in Section 3.06(e) of the Company Disclosure Schedule, no surveys of any of the Company, the Subsidiaries or their respective predecessors in interest that related to the respective businesses of such entities and that were conducted in connection with any Governmental Program, Private Program or license (excluding individual employee licenses), accreditation, permit or certificate during the past three (3) years, required material corrective action to be taken by the Company, Subsidiary, or their respective predecessors.
          (g) To the Company’s Knowledge, neither the Company nor any Subsidiary, nor any of their directors, members, employees, officers, managers or independent contractors who currently furnish services or supplies that may be reimbursed in whole or in part under any Governmental Program: (i) has been convicted of or charged with any violation of any Law related to any Governmental Program; or (ii) is excluded, suspended or debarred from participation in any Federal Health Care Program. The Company reviews (A) the “list of Excluded Individuals/Entities” on the website of the United States Health and Human Services Office of Inspector General (http://oig.hhs.gov/fraud/exclusions.html), and (B) the “List of Parties Excluded From Federal Procurement and Nonprocurement Programs” on the website of the United States General Services Administration (http://www.arnet.gov/epls/) with regard to the exclusion status of its directors, members, employees, officers, managers or independent contractors.

          (h) Notwithstanding anything in this Agreement to the contrary, this Section 3.06 contains the sole and exclusive representations and warranties of the Company and the Subsidiaries with respect to (i) compliance with health care Laws and health care Permits, (ii) the Company’s and the Subsidiaries’ participation in, billing of and reimbursement from Governmental Programs, to the extent related to its compliance with Laws with respect to such activities, and (iii) the Company’s and the Subsidiaries’ participation in, billing of and reimbursement from Private Programs, to the extent related to its compliance with such Private Programs’ regulations and policies.
     3.07 SEC Filings; Financial Statements; Undisclosed Liabilities, Internal Controls.
          (a) Since June 22, 2005, the Company has timely filed with or furnished to, as applicable, the Securities and Exchange Commission (the “SEC”) all forms, reports, statements, schedules and other documents required to be filed or furnished by it pursuant to the U.S. securities Laws and the rules and regulations thereunder (collectively, the “SEC Reports”). Except as set forth in Section 3.07(a) of the Company Disclosure Schedule, the SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations promulgated thereunder and (ii) did not, at the time they were filed, or, if amended or supplemented, as of the date of such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. There are no unresolved comments issued by the staff of the SEC with respect to any of the SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. No Subsidiary is required to file any form, report or other document with the SEC.
          (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports, as amended or supplemented, including any amendments or restatements thereto, was prepared in all material respects in accordance with published rules and regulations of the SEC (including Regulation S-X) and United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim statements, the omission of footnotes and otherwise as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except that the unaudited interim statements are subject to normal and recurring year-end adjustments, none of which were, or are expected to be, material in amount. The per share exercise price of each Option is equal to the fair market value of a share of common stock on the date such Option was granted, and each such grant was properly accounted for in accordance with GAAP in the consolidated financial statements of the Company contained in the SEC Reports.
          (c) Except as set forth in Section 3.07(c) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except (i) liabilities reflected, reserved for or disclosed in the most recent consolidated balance sheet of the Company and the Subsidiaries, including the notes thereto, contained in the most recent SEC Report filed prior to the date of this Agreement, (ii) liabilities incurred or accrued in the ordinary course of business consistent with past practice, (iii) liabilities incurred in connection with the Transactions, and (iv) liabilities that would not reasonably be expected to have a Material Adverse Effect.
          (d) The Company has established and maintains a system of internal control over financial reporting (as defined in and required by Rule 13a-15 under the Exchange Act). Except as disclosed in the Latest 10-K, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting known to such persons that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, known to such persons that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and the Company has provided to Parent copies of any material written materials relating to the foregoing.
          (e) The Company maintains “disclosure controls and procedures” (as such term is defined in Rules 13a-15 and 15d-15(e) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and such disclosure controls and procedures are designed to ensure that (i) material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated with the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.
          (f) The records, systems, controls, data and information of the Company and the Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or the Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the Company’s system of internal accounting controls.
          (g) Neither the Company nor any Subsidiary has made any loans prohibited by the Sarbanes-Oxley Act to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Subsidiary. There are no outstanding loans or other extensions of credit, other than cash advances for reimbursable travel and other business expenses, made by the Company or any Subsidiary to any executive officer of the Company or any Subsidiary (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Subsidiary.

     3.08 Absence of Certain Changes or Events. Except as set forth in Section 3.08 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, since September 30, 2009, (a) the Company and each Subsidiary has conducted its business in the ordinary course of business consistent with past practice, and (b) there has not been any Material Adverse Effect. Except as set forth in Section 3.08 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, since June 30, 2009, the Company has not taken any action that would be prohibited by Sections 5.01(b)(i), (d), (e), (g), (h), (k), or (l) if proposed to be taken after the date hereof.
     3.09 Litigation. Except as set forth in Section 3.09 of the Company Disclosure Schedule, there is no Action pending before any court, tribunal, or judicial or arbitral body, or to the Company’s Knowledge, any other Governmental Authority or, to the Company’s Knowledge, threatened, against the Company or any Subsidiary or any properties or assets of the Company or any Subsidiary, or, to the Company’s Knowledge, any current or former supervisory employee of the Company or any Subsidiary with respect to any acts or omissions as an employee of the Company or any Subsidiary, except for Actions that, if determined adversely to the Company or any Subsidiary, would not individually or in the aggregate have a Material Adverse Effect. Except as set forth in Section 3.09 of the Company Disclosure Schedule, neither the Company nor any Subsidiary is subject to or bound by any outstanding Order.
     3.10 Labor and Employment Matters. (a) Neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to employees of the Company or any Subsidiary, (b) to the Company’s Knowledge, there are no activities or proceedings of any labor union to organize any employees of the Company or any Subsidiary or any current union representation questions involving such employees, (c) there is no labor strike, controversy, slowdown, work stoppage or lockout occurring, or, to the Company’s Knowledge, threatened by or with respect to any employees of the Company or any Subsidiary, (d) there are no unfair labor practice complaints pending or, to the Company’s Knowledge, threatened against the Company or any Subsidiary before the National Labor Relations Board or any other Governmental Authority, (e) no charges with respect to or relating to the Company or any Subsidiary are pending or, to the Company’s Knowledge, threatened before the Equal Employment Opportunity Commission or any other Governmental Authority, and (f) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is pending or, to the Company’s Knowledge, threatened before any Governmental Authority with respect to any current or former employees of the Company or any Subsidiary, except, with respect to clauses (c) through (f) of this Section 3.10, to the extent any such matter would not, individually or in the aggregate, have a Material Adverse Effect.
     3.11 Employee Benefit Plans.
          (a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list of all (i) “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), (iii) other bonus, deferred compensation, pension, profit-sharing, retirement, insurance, stock purchase, stock option, vacation pay, sick pay or other fringe benefit plan, employment, consulting, severance, retention, termination or change-of-control agreements, arrangements or understandings, or practice and any other benefit or compensation plan, program, agreement or arrangement, in each case maintained, sponsored, or contributed or required to be contributed to, by the Company or any Subsidiary for the benefit of any of the current or former employees, independent contractors, directors or officers of the Company or any Subsidiary or any of their dependents (collectively, the “Employees”), or with respect to which the Company or any Subsidiary has any current or potential liability or obligation (collectively, the “Benefit Plans”). The Company has furnished or made available to Parent and Merger Sub correct and complete copies of (i) each Benefit Plan, (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if applicable) (and all attachments thereto), (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract or other funding arrangement relating to any Benefit Plan, and (v) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination letter (and if a prototype plan, an opinion letter), if any, received from the Internal Revenue Service.
          (b) None of the Benefit Plans is, and none of the Company, any Subsidiary or any ERISA Affiliate has ever maintained or had an obligation to contribute to or has any current or potential liability or obligation under or with respect to, (i) a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Section 302 of Title I of ERISA or Title IV of ERISA, (ii) a “multiple employer plan” (as such term is defined in ERISA), (iii) a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), (iv) a funded welfare benefit plan (as such term is defined in Section 419 of the Code) or (v) any plan, program, agreement or arrangement that provides for post-retirement or post-termination health or life insurance or other welfare-type benefits (other than health continuation coverage required by Section 4980B of the Code or similar state Law, any Benefit Plan that provides disability benefits, or any benefit for which the covered individual pays the entire cost of coverage). For purposes of this Agreement, the term “ERISA Affiliate” means any Person that, together with the Company or any Subsidiary would at any relevant time be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code. The Company and the Subsidiaries have complied and are in compliance in all material respects with the requirements of Section 4980B of the Code.
          (c) Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, each Benefit Plan and all related trusts, insurance contracts and funds have been maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and in material compliance with the applicable provisions of ERISA, the Code and other applicable Laws. Each Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code (i) has received a favorable determination letter from the Internal Revenue Service, (ii) is entitled to rely on a favorable opinion letter issued by the Internal Revenue Service, or (iii) has a remedial amendment period that has not yet expired during which the Company may file for a favorable determination letter with respect to all provisions of such Benefit Plan. Nothing has occurred that could reasonably be expected to adversely affect the qualification of such Benefit Plan. With respect to each Benefit Plan, all contributions or payments (including all employer contributions, employee salary reduction contributions and premium payments) that are due have been made within the time periods prescribed by the terms of each Benefit Plan, ERISA, the Code and other applicable Law.

          (d) None of the Company, any Subsidiary or, to the Company’s Knowledge, any other Person has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any breach of fiduciary responsibility with respect to any Benefit Plan that could reasonably be expected to subject the Company or any Subsidiary or the Employees to any material tax, penalty or other liability imposed by the Code or ERISA. With respect to any Benefit Plan: (i) no filing, application or other matter is pending with the Internal Revenue Service, the Pension Benefit Guaranty Corporation, the United States Department of Labor or any other Governmental Authority and (ii) there is no action, suit, investigation, audit, proceeding, inquiry or claim pending or, to the Company’s Knowledge, threatened, other than routine claims for benefits, with respect to any Benefit Plan.
          (e) Except as set forth in Section 3.11(e) of the Company Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the Transactions will result in any payment or funding, accelerate the time of payment or vesting, or increase the amount, of compensation or benefits to any Person under the Benefit Plans.
     3.12 Real Property; Assets.
          (a) Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, the Company or a Subsidiary has good and marketable title to all material assets owned by the Company and the Subsidiaries (the “Owned Assets”), free and clear of all Liens, other than (i) Liens for current Taxes not yet past due and payable and liens for Taxes that are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics’ and materialmen’s Liens for construction in progress for amounts not yet past due and payable, (iii) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or the Subsidiary consistent with past practice, for amounts not yet past due and payable, and (iv) easements, covenants, conditions, restrictions and similar matters of record not violated by the current use or occupancy of the Owned Assets or the operation of the business of the Company or the Subsidiaries (collectively, “Permitted Liens”). The buildings, structures, improvements, fixtures, machinery, equipment, personal properties, vehicles and other tangible assets owned by the Company and the Subsidiaries (other than assets that are not necessary for the operation of the business of the Company and the Subsidiaries) have been installed, maintained and operated in conformity with all applicable Laws, regulations and insurance policies (except as would not, individually or in the aggregate, have a Material Adverse Effect), are in good condition and repair (reasonable wear and tear excepted), are usable in the ordinary course of business, and to the Company’s Knowledge, there are no latent defects with respect thereto. The properties and assets owned, leased or used by the Company or any Subsidiary, both tangible and intangible, are sufficient and adequate to carry on their respective businesses in all material respects as presently conducted.
          (b) Neither the Company nor any Subsidiary owns any real property.
          (c) Section 3.12(c) of the Company Disclosure Schedule sets forth a true and complete list of all leases, subleases, licenses, concessions and other agreements (written or oral) (the “Leases”) pursuant to which the Company or any Subsidiary holds any leasehold or subleasehold estate or other right to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property (the “Leased Real Property”). The Company has furnished or made available to Parent and Merger Sub a true and complete copy of each written Lease (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) for Leased Real Property, and in the case of any oral Lease for Leased Real Property, a written summary of the material terms of such Lease. Except as set forth in Section 3.12(c) of the Company Disclosure Schedule or as would not have a Material Adverse Effect, the Company or a Subsidiary has a good and valid leasehold interest in each Leased Real Property. Except as set forth in Section 3.12(c) of the Company Disclosure Schedule, (i) to the Company’s Knowledge, the Company or a Subsidiary has the right to use and occupancy of the Leased Real Property for the full term of the lease or sublease relating thereto, (ii) each Lease is a legal, valid and binding obligation, enforceable in accordance with its terms, of the Company or a Subsidiary and, to the Company’s Knowledge, the other parties thereto, and none of the Company, any Subsidiary or, to the Company’s Knowledge, any other party thereto, is in default (with or without notice or lapse of time, or both) with respect to any Lease for Leased Real Property, (iii) neither the Company nor any Subsidiary has assigned its interest under any Lease or sublet any part of the premises covered thereby, and (iv) the other party to any Lease is not an affiliate of, and otherwise does not have any economic interest in, the Company or any Subsidiary.
          (d) There are no pending or, to the Company’s Knowledge, threatened condemnation proceedings with respect to the Owned Assets or Leased Real Property.
     3.13 Intellectual Property.
          (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true and complete list of U.S. and foreign (i) issued patents and patent applications, (ii) trademark registrations and applications, (iii) Internet domain name registrations, (iv) and copyright registrations and applications, in each case that are owned by the Company or any Subsidiary.
          (b) Except as set forth in Section 3.13(b) of the Company Disclosure Schedule and except as would not have a Material Adverse Effect, the Company or a Subsidiary owns and possesses all right, title and interest in and to, or has a valid and enforceable license to use pursuant to a written license agreement, all other intellectual property (including all trade names) necessary to conduct their respective businesses (such intellectual property and the rights thereto are collectively referred to herein as the “IP Rights”).
          (c) To the Company’s Knowledge, (i) the businesses of the Company and the Subsidiaries do not infringe, misappropriate or otherwise violate any third party’s intellectual property rights, and there is no such claim pending or threatened against the Company or any Subsidiary, and (ii) no third party is infringing, misappropriating or otherwise violating the IP Rights, and there is no such claim pending or threatened against any Person by the Company or any Subsidiary.
          (d) The Company and the Subsidiaries take commercially reasonable measures to maintain and protect (i) all of their respective IP Rights, and (ii) the confidentiality of their respective trade secrets, patient and other personal data and to prevent unauthorized access to trade secrets, patient and other personal data.

          (e) To the Company’s Knowledge, the Company has not experienced any incident in which personal information of consumers was or may have been stolen or improperly accessed, and the Company is not aware of any facts suggesting the likelihood of the foregoing, including without limitation any breach of security or any notices or complaints from any Person regarding personal information.
     3.14 Taxes.
          (a) For purposes of this Agreement, “Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and levies, including, without limitation, taxes based upon or measured by gross receipts, income (gross or net), profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, real property, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts. For purposes of this Agreement, “Tax Return” or “Tax Returns” refers to all federal, state, local and foreign returns, schedules, attachments, estimates, information statements and reports relating to Taxes, and any amendments thereto, including any return of an affiliated, combined or unitary group that includes the Company or any Subsidiary.
          (b) The Company and the Subsidiaries have filed all Tax Returns required to be filed by them prior to the date hereof. All such Tax Returns are correct and complete in all material respects. All Taxes shown as due on such Tax Returns have been timely paid. Neither the Company nor any Subsidiary currently is the beneficiary of any extension of time within which to file any Tax Return. There are no liens for Taxes upon any property or assets of the Company or the Subsidiaries, except (i) liens for Taxes not yet due and payable and (ii) liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP.
          (c) Proper accruals pursuant to GAAP have been established (and until the Closing Date will be maintained) on the Company’s consolidated financial statements adequate to pay all material Taxes of the Company and the Subsidiaries not yet due and payable.
          (d) Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, (i) no deficiencies for Taxes with respect to the Company or any Subsidiary has been claimed, proposed or assessed by a Tax authority or other Governmental Authority in writing, (ii) no audit or other proceeding for or relating to any liability in respect of Taxes of the Company or any Subsidiary is being conducted by any Tax authority or Governmental Authority and neither the Company nor any Subsidiary has received notification in writing that any such audit or other proceeding is pending, and (iii) neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
          (e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in any payment that would not be deductible pursuant to Sections 162(m) or 280G of the Code (or any corresponding provision of state, local or foreign Tax Law).

          (f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
          (g) Neither the Company nor any Subsidiary has any liability for the Taxes of any Person (other than members of the consolidated group of which the Company is the common parent) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.
          (h) During the three (3) year period ending on the Closing Date, neither the Company nor any Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
          (i) Neither the Company nor any Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).
          (j) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of income Tax Law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or foreign Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) election to defer cancellation of debt income under Section 108(i) of the Code.
     3.15 Environmental Matters.
          (a) As used in this Agreement, “Environmental Laws” shall mean all federal, state and local statutes, regulations, ordinances and other requirements having the force or effect of law, all judicial and administrative orders and determinations, and all common law concerning public health and safety, worker health and safety, pollution, or protection of the environment, as the foregoing are enacted or in effect, on or prior to the Closing Date.
          (b) The Company and the Subsidiaries have complied in all material respects with, and are in compliance in all material respects with, all Environmental Laws applicable to their businesses as presently or previously conducted, including without limitation obtaining, maintaining, and complying with all environmental permits required for the occupation of the Company’s or the Subsidiaries’ properties or facilities. Neither the Company nor any Subsidiary has received any notice, report or other information regarding any violation of, or liability under, Environmental Laws, including without limitation with respect to its past or current operations, properties or facilities. Neither the Company nor any Subsidiary, nor, to the Company’s Knowledge, any predecessor or affiliate of the Company or the Subsidiaries, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any Person to or released any substance, or owned or operated its business or any property or facility (and no such property or facility is contaminated by any such substance), in each case, so as to have given rise to or as would give rise to any liabilities or investigative, corrective or remedial obligations pursuant to CERCLA or any other Environmental Laws.
          (c) Neither the Company nor any Subsidiary has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person relating to Environmental Laws.
          (d) Neither the Company nor any Subsidiary has designed, manufactured, distributed or sold products or items containing asbestos, silica, lead, mercury, or other similar hazardous materials, and neither the Company nor any Subsidiary has any liability (contingent or otherwise), with respect to the presence or alleged presence of asbestos, silica, lead, mercury, or other similar hazardous materials in any product or item or at or upon any property or facility.
          (e) The Company has furnished or made available to Parent and Merger Sub all environmental audits, reports and other material environmental documents, if any, relating to the Company and the Subsidiaries, or their past or current operations, properties or facilities that are in their possession or under their reasonable control.
     3.16 Material Contracts.
          (a) For all purposes of and under this Agreement, a “Material Contract” means any oral or written:
               (i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to the Company and the Subsidiaries, taken as whole;
               (ii) employment or consulting contract (in each case, under which the Company or any Subsidiary has continuing obligations as of the date hereof) with any current or former executive officer or other employee of the Company or the Subsidiaries or member of the Company Board providing for an annual base salary in excess of $150,000;
               (iii) Benefit Plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Transactions;
               (iv) contract that contains severance or termination pay liabilities of the Company or any Subsidiary related to termination of employment;
               (v) contract that provides for indemnification by the Company or the Subsidiaries of any officer, director or employee of the Company or the Subsidiaries;
               (vi) contract containing any covenant (A) limiting the right of the Company or any Subsidiary to engage in any line of business or to compete with any Person in any line of business or in any geographic location, or (B) prohibiting the Company or any Subsidiary from engaging in business with any Person or levying a fine, charge or other payment for doing so;

               (vii) contract entered into after January 1, 2007 or that has not yet been consummated (A) relating to the disposition or acquisition by the Company or any Subsidiary after the date of this Agreement of a material amount of assets other than in the ordinary course of business, or (B) pursuant to which the Company or any Subsidiary will acquire any material ownership interest in any other Person or other business enterprise other than the Subsidiaries;
               (viii) mortgages, indentures, guarantees for borrowed money, loans or credit agreements, security agreements or other contracts relating to the borrowing of money or extension of credit (whether incurred, assumed, guaranteed or secured by any asset), other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly owned Subsidiaries, in each case in the ordinary course of business consistent with past practice;
               (ix) contract pursuant to which the Company or any Subsidiary has continuing “earn-out” or other contingent payment obligations;
               (x) contract to which the Company or any Subsidiary is a party that (A) contains most favored customer pricing provisions or (B) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person;
               (xi) contract to which the Company or any Subsidiary is a party that relates to product supply, manufacturing, distribution or development (except for any contracts in which either the annual aggregate noncontingent payments to or by the Company are not in excess of $250,000 or the annual potential payments to or by the Company are not expected to exceed $250,000);
               (xii) contract pursuant to which the Company or any Subsidiary has any obligations or liabilities (whether absolute, accrued, contingent or otherwise) as guarantor, surety, co-signer, endorser, co-maker, or otherwise in respect of any obligation of any other Person, or any capital maintenance, keep-well or similar agreements or arrangements, in each case individually in excess of $250,000;
               (xiii) contract that involves any joint venture, partnership or similar arrangement of the Company or any Subsidiary;
               (xiv) material agreement with respect to intellectual property; or
               (xv) contract that contains “standstill” or similar provisions to which the Company or any Subsidiary is subject and restricted.
          (b) Section 3.16(b) of the Company Disclosure Schedule contains a complete and accurate list of all Material Contracts (including any amendments thereto) to or by which the Company or any Subsidiary is a party or is bound. Complete and correct copies of each Material Contract (including any amendments thereto) in existence as of the date hereof have been delivered or made available by the Company to Parent and Merger Sub prior to the date hereof.
          (c) Except as set forth in Section 3.16(c) of the Company Disclosure Schedule and except as would not have a Material Adverse Effect, all of the Material Contracts are valid and binding on the Company (and/or each Subsidiary party thereto) and are in full force and effect, and neither the Company nor any Subsidiary party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would reasonably be expected to (i) constitute such a breach or default thereunder by the Company or any Subsidiary party thereto, or, to the Knowledge of the Company, any other party thereto; or (ii) give any Person the right to declare a default, accelerate the maturity or performance of any Material Contract, or cancel, terminate or modify any Material Contract.
     3.17 Insurance. Section 3.17 of the Company Disclosure Schedule sets forth a complete and correct list of all material insurance policies owned or held by the Company or any Subsidiary. With respect to each such insurance policy, (i) the policy is legal, valid and binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary is in material breach or default under the policy, except for such breaches or defaults as would not have a Material Adverse Effect; and (iii) no notice of cancellation or termination has been received other than in connection with ordinary renewals. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and there has been no threatened termination of, or material premium increase with respect to, any such policies.
     3.18 Affiliated Transactions. Except as set forth in Section 3.18 of the Company Disclosure Schedule, neither the Company nor any Subsidiary has entered into any agreement, commitment or transaction with or for the benefit of the Company’s affiliates that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
     3.19 Information in Proxy Statement.
          (a) Each document required to be filed by the Company with the SEC in connection with the Transactions (the “Company Disclosure Documents”), including, without limitation, the proxy or information statement of the Company containing information required by Regulation 14A under the Exchange Act, and, if applicable, Rule 13e-3 and Schedule 13E-3 under the Exchange Act (together with all amendments and supplements thereto, the “Proxy Statement”), will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. The representations and warranties contained in this Section 3.19(a) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Merger Sub or Parent or any of their representatives specifically for use therein.
          (b) At the time the Proxy Statement or any amendment or supplement thereto is filed with the SEC, at the time the Proxy Statement is first mailed to stockholders of the Company and at the time of the Stockholders Meeting (as defined in Section 5.02), the Proxy Statement, as supplemented or amended, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document other than the Proxy Statement and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.19(b) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Merger Sub or Parent or any of their representatives specifically for use therein.
     3.20 Required Stockholder Vote. The adoption of this Agreement at the Stockholders Meeting by the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote at the Stockholders Meeting (the “Stockholder Approval”) is the only vote of the holders of any class or series of the Company’s securities necessary to adopt and approve this Agreement, the Merger and the other Transactions.
     3.21 Opinion of Financial Advisor. The Company has received the written opinion of Raymond James & Associates, Inc. (the “Financial Advisor”), dated as of October 18, 2009, to the effect that, as of October 18, 2009, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the Company’s stockholders, excluding those stockholders entering into the Voting Agreements or the Exchange Agreements and their affiliates, as well as Parent, Merger Sub and their affiliates, a copy of which opinion will be delivered to Parent solely for informational purposes after receipt thereof by the Company.
     3.22 Brokers. Except for the engagement of the Financial Advisor, none of the Company, the Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the Transactions. The Company has furnished to Parent and Merger Sub a complete and correct copy of all agreements between the Company and any broker, finder or investment banker, including the Financial Advisor, pursuant to which such firms would be entitled to any payment relating to the Transactions.
     3.23 Payors and Vendors.
          (a) Section 3.23(a) of the Company Disclosure Schedule sets forth a complete and correct list of the five (5) largest payors of the Company and the Subsidiaries (determined on a consolidated basis based on the amount of revenues received by the Company and the Subsidiaries) (the “Material Payors”) for (i) each of the two (2) most recent fiscal years and (ii) the six (6) months ended June 30, 2009, and sets forth opposite the name of each Material Payor the approximate percentage of consolidated net sales attributable to such Material Payor during such period. Except as set forth in Section 3.23(a) of the Company Disclosure Schedule, since December 31, 2008, no Material Payor has (A) cancelled or otherwise terminated, its relationship with the Company or the Subsidiaries or (B) provided the Company or any Subsidiary an express written notice or express oral statement that any such Material Payor intends to cancel or materially modify in an adverse manner its relationship with the Company or the Subsidiaries.
          (b) Section 3.23(b) of the Company Disclosure Schedule sets forth a complete and correct list of the ten (10) largest vendors, suppliers, service providers and other similar business relations of the Company and the Subsidiaries (determined on a consolidated basis based on the amount paid by the Company and the Subsidiaries) (the “Material Vendors”) for (i)

each of the two (2) most recent fiscal years and (ii) the six (6) months ended June 30, 2009 and sets forth opposite the name of each Material Vendor the approximate amount paid to such vendor during such period. Since December 31, 2008, no Material Vendor has (A) cancelled or otherwise terminated its relationship with the Company or the Subsidiaries or (B) provided the Company or any Subsidiary an express written notice or express oral statement that such Material Vendor intends to cancel or materially modify in an adverse manner its relationship with the Company or any Subsidiary.
     3.24 Anti-Takeover Provisions; No Rights Agreement.
          (a) The Company Board has taken all necessary action so that the restrictions of Section 203 of the DGCL and any applicable takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law (each, a “Takeover Statute”) do not, and will not, apply to this Agreement, the Merger or the other Transactions.
          (b) The Company does not have any stockholder rights plan in effect.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Except as set forth in the Parent Disclosure Schedule, Parent and Merger Sub represent and warrant (which representations and warranties shall be deemed to include the disclosure specified in the Parent Disclosure Schedule, and it being understood that any matter disclosed in any section of the Parent Disclosure Schedule shall be deemed disclosed in each representation and warranty where the relevance of such disclosure is reasonably apparent on its face, without regard to whether a representation or warranty specifically references the Parent Disclosure Schedules) to the Company as follows:
     4.01 Organization and Qualification. Each of Merger Sub and Parent is a corporation duly organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of formation and has the requisite power and authority to carry on its business as now being conducted, except where the failure to be in good standing would not reasonably be expected to have a Material Adverse Effect. Each of Merger Sub and Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.
     4.02 Charter Documents and Bylaws. Parent has delivered to the Company a complete and correct copy of the certificate of incorporation and the bylaws of Parent in full force and effect as of the date hereof. Parent is not in violation of any of the provisions of its certificate of incorporation or bylaws. Parent has heretofore delivered to the Company a complete and correct copy of the certificate of incorporation and the bylaws of Merger Sub in full force and effect as of the date hereof. Merger Sub is not in violation of any of the provisions of its certificate of incorporation or bylaws.

     4.03 Authority Relative to this Agreement. Each of Merger Sub and Parent has the corporate power and authority necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery by each of Merger Sub and Parent of this Agreement and the consummation by each of Merger Sub and Parent of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Merger Sub or Parent are necessary to authorize their execution and delivery of this Agreement or to consummate the Transactions (other than the filing of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by each of Merger Sub and Parent, and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligations of each of Merger Sub and Parent, enforceable against them in accordance with its terms (except to the extent its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles).
     4.04 No Conflict; Required Filings and Consents.
          (a) The execution and delivery by each of Merger Sub and Parent of this Agreement do not, and the performance by each of Merger Sub and Parent of this Agreement and the consummation by each of Merger Sub and Parent of the Transactions will not, (i) conflict with or violate the certificate of incorporation or bylaws (or equivalent organizational documents) of Parent, (ii) conflict with or violate the certificate of incorporation or bylaws (or equivalent organizational documents) of any subsidiary of Parent (including Merger Sub), (iii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made or fulfilled, conflict with or violate any Law applicable to Parent or any of its subsidiaries or by which any property or asset of Parent or any of its subsidiaries is bound or affected, (iv) except as set forth in Section 4.04(a) of the Parent Disclosure Schedule, conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, acceleration or cancellation of, or to Merger Sub’s or Parent’s Knowledge, result in the creation or imposition of a Lien on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii), (iii) and (iv) of this Section 4.04(a), to the extent any such conflicts, violations, breaches, defaults, or other occurrences would not have a Material Adverse Effect.
          (b) The execution and delivery by each of Merger Sub and Parent of this Agreement do not, and the performance by each of Merger Sub and Parent of this Agreement and the consummation by each of Merger Sub and Parent of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) applicable requirements, if any, of the HSR Act, the Exchange Act, the Securities Act, and the rules and regulations thereunder and (ii) the filing and recordation of appropriate merger documents as required by the DGCL and the business organization Laws of the jurisdictions where Merger Sub and Parent are qualified to do business as foreign corporations.

     4.05 Brokers. Except as set forth in Section 4.05 of the Parent Disclosure Schedule, no broker, finder, financial adviser or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, Parent or any of its subsidiaries.
     4.06 Litigation. There is no Action pending or, to Merger Sub’s or Parent’s Knowledge, threatened against Parent or any of its subsidiaries, except for Actions that, if determined adversely to Parent or any of its subsidiaries, would not reasonably be expected to have a Material Adverse Effect.
     4.07 Information to be Supplied. None of the information to be supplied by Parent or Merger Sub to the Company for inclusion in the Proxy Statement or the other Company Disclosure Documents, or any amendment or supplement thereto, will, at the time they are filed with the SEC and they are first mailed to stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
     4.08 Stock Ownership. Neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company, as defined by Section 203 of the DGCL.
     4.09 Financing. Parent has delivered to the Company true, correct and complete copies of (a) commitment letters (the “Debt Commitment Letters”) from Fifth Third Bank and Falcon Strategic Partners III, LP (collectively, the “Lenders”), dated as of the date hereof, pursuant to which the Lenders have committed, subject to the terms and conditions contained therein, to provide debt financing in the aggregate amount set forth therein for the purpose of consummating the Transactions and (b) a commitment letter (the “Equity Commitment Letter”, and together with the Debt Commitment Letters, the “Commitment Letters”) from H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Investor”), dated as of the date hereof, pursuant to which the Investor has committed, subject to the terms and conditions contained therein, to provide equity financing in the aggregate amount set forth therein for the purpose of consummating the Transactions. As of the date hereof, the Commitment Letters have not been amended or modified and the commitments set forth in the Commitment Letters have not been withdrawn or rescinded in any respect. The Commitment Letters, in the form so delivered to the Company on the date hereof, are, as of the date hereof, in full force and effect and each constitutes a legal, valid and binding obligation of the parties thereto. The aggregate proceeds contemplated by the Commitment Letters will be sufficient for Merger Sub to pay the aggregate Merger Consideration and other amounts payable by it at the Closing in connection with the Transactions. Except as specifically set forth in the applicable Commitment Letter, (a) there are no conditions precedent or other contingencies to the obligations of (i) the Investor to fund the equity financing contemplated by the Equity Commitment Letter and (ii) each Lender to fund the debt financing contemplated by the applicable Debt Commitment Letter and (b) there are no contingencies pursuant to any contract, agreement or understanding relating to the Transactions to which Parent or Merger Sub is a party that would permit either the Investor or the Lenders to reduce the total amount of the financing contemplated by the Commitment Letters or impose any additional condition precedent or contingency to the availability of the financing contemplated by the Commitment Letters. Assuming the accuracy of the Company’s representations and warranties set forth in Article 3, as of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term or condition of the Commitment Letters. Parent is not aware of any fact, occurrence or condition that would reasonably be expected to make any of the assumptions, statements, representations or warranties therein inaccurate in any material respect or that would reasonably be expected to cause the commitments provided in the Commitment Letters to be terminated or ineffective or any of the conditions contained therein not to be met. Assuming the accuracy of the Company’s representations and warranties set forth in Article 3, as of the date hereof, Parent has no Knowledge of any event that would be reasonably likely to cause it or Merger Sub to be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Commitment Letters. Parent and Merger Sub have paid any and all commitment and other fees that have been incurred and are due and payable on or prior to the date hereof in connection with the Commitment Letters. The Limited Guarantee constitutes the legal, valid and binding obligation of the Investor, enforceable against it in accordance with its terms (except to the extent its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles).
     4.10 Solvency. Parent and Merger Sub are not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Company.
ARTICLE 5
COVENANTS
     5.01 Interim Operations. Except as otherwise expressly contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule or as agreed to in writing by Parent (which shall not be unreasonably withheld or delayed, other than with respect to subsections 5.01(c), 5.01(d), 5.01(g), and 5.01(h), in which case such consent shall be given in Parent’s sole discretion), the Company covenants and agrees that during the period from the date of this Agreement to the Effective Time (or until termination of this Agreement in accordance with Article 7 hereof):
          (a) the business and operations of the Company and the Subsidiaries shall be conducted in the ordinary course of business consistent with past practice;
          (b) the Company shall, and shall cause each Subsidiary to, (i) maintain its existence in good standing under applicable Law, and (ii) use commercially reasonable efforts to (A) preserve intact its assets, properties, contracts or other legally binding understandings, licenses and business organizations, (B) keep available the services of its current officers and key employees and (C) preserve the current relationships of the Company and the Subsidiaries with payors, customers, suppliers, distributors, lessors, licensors, licensees, creditors, employees, contractors and other Persons with which the Company or any Subsidiary has business relations;
          (c) the Company shall not (i) authorize for issuance, issue, deliver, propose, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options,

commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any Subsidiary, any other securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, securities or convertible securities or any other securities or equity equivalents (including, without limitation, stock appreciation rights or phantom interests), except for issuances of Common Stock upon the exercise of Options or Warrants outstanding as of the date hereof, (ii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity interests of the Company or any Subsidiary (including, without limitation, securities exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock or other equity interests of the Company or any Subsidiary), (iii) sell, transfer or pledge, or agree to sell, transfer or pledge, any equity interest owned by it in any Subsidiary, (iv) amend or otherwise change its certificate of incorporation or bylaws or permit any Subsidiary to amend its certificate of incorporation, bylaws or equivalent organizational documents or (v) adjust, split, combine or reclassify any shares of its capital stock, or permit any Subsidiary to adjust, split, combine or reclassify any shares of its capital stock, except in the case of (ii) for purchases, redemptions or other acquisitions of capital stock or other equity interest required by the terms of the applicable Stock Plan;
          (d) the Company shall not, and shall not permit any Subsidiary to (i) declare, set aside, establish a record date for, or pay any dividends on (whether in cash, stock or other property), or make any other distributions in respect of, any of its capital stock (except for dividends paid by direct or indirect wholly owned Subsidiaries to the Company), (ii) acquire or agree to acquire, including, without limitation, by merging or consolidating with, or purchasing the assets or capital stock or other equity interests of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or (iii) authorize or make any monthly capital expenditures in excess of $100,000 in the aggregate (other than pursuant to commitments prior to the date hereof);
          (e) the Company shall not, and shall not permit any Subsidiary to, except as expressly contemplated by this Agreement (including, without limitation, Section 2.03 hereof) (i) increase or agree to increase in any manner the compensation or benefits of, or pay any bonus to, any current or former director, officer or employee except (A) for increases and bonuses expressly contemplated by or required under existing employment agreements or bonus plans, and (B) for increases in compensation to non-director and non-officer employees in the ordinary course of business consistent with past practice, (ii) become obligated under any Benefit Plan that was not in existence on the date hereof or amend, modify or terminate any Benefit Plan or other benefit or compensation plan, program, agreement or arrangement or any agreement, arrangement, plan or policy for the benefit of any current or former director, officer or employee in existence on the date hereof, excluding for this purpose any amendment or modification as may be necessary to comply with, or to avoid the imposition of penalties or excise taxes to the Company, any Subsidiary, or any Benefit Plan participant, under applicable Law, (iii) hire any new employees other than non-officer employees in the ordinary course of business consistent with past practice, or (iv) terminate any officer or key employee of the Company or any Subsidiary other than for good reason or for reasonable cause or (v) except as may be required to comply with applicable Law, pay any benefit not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, securities exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock or other equity interests of the Company or any Subsidiary);
          (f) the Company shall not, and shall not permit any Subsidiary to, sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of (including through any sale-leaseback or similar transaction), any of its properties or assets other than (i) pursuant to existing contracts and commitments, (ii) properties or assets (or portions of properties or assets) not material to the operation of the business of the Company and/or any Subsidiary with a fair market value less than $50,000, (iii) inventory in the ordinary course of business consistent with past practice, (iv) licenses granted by the Company in the ordinary course of business to customers for such customers’ use of the Company’s products and services, and (v) Permitted Liens;
          (g) the Company shall not, and shall not permit any Subsidiary to, (i) incur, assume or pre-pay any indebtedness for borrowed money or enter into any agreement to incur, assume or pre-pay any indebtedness for borrowed money, or guarantee, or agree to guarantee, any such indebtedness or obligation of another Person, or issue or sell, or agree to issue or sell, any debt securities or options, warrants or calls or rights to acquire any debt securities of the Company or any Subsidiary, guarantee any debt securities of others, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (ii) make or forgive any loans, advances or capital contributions to, guarantees for the benefit of, or investments in, any Person, other than loans between or among the Company and any wholly owned Subsidiary and cash advances to the Company’s or any Subsidiary’s employees for reimbursable travel and other business expenses incurred in the ordinary course of business consistent with past practice or (iii) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except for the obligations of the Subsidiaries permitted under this Agreement;
          (h) the Company shall not, and shall not permit any Subsidiary to, adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than any transaction specifically contemplated by this Agreement or as permitted by Section 5.09);
          (i) the Company shall not, and shall not permit any Subsidiary to, (i) enter into, or materially amend, modify, supplement or terminate any Material Contract or Lease, (ii) enter into, or amend, modify, supplement or terminate any contract that if so entered into, modified, amended or terminated could be reasonably likely to (A) have a Company Material Adverse Effect, (B) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (C) prevent or materially delay the consummation of the Transactions, or (iii) waive, release, grant, assign, transfer or fail to enforce any of its material rights or claims (whether such rights or claims arise under a Material Contract or otherwise);
          (j) the Company shall, and shall cause the Subsidiaries to, (i) comply in all material respects with their obligations under the Material Contracts as such obligations become due, (ii) maintain insurance covering risks of such types and in such amounts as are consistent with the Company’s past practices and (iii) use commercially reasonable efforts not to permit any insurance policy naming it as beneficiary or loss payable payee to be canceled or terminated;
          (k) the Company shall not, and shall not permit any Subsidiary to, (i) pay, discharge, settle or satisfy any liabilities in excess of $100,000 (individually or in the aggregate), other than the payment, discharge or satisfaction of liabilities in the ordinary course of business consistent with past practice, as required by any applicable Law or as required by the terms of any contract of the Company or the Subsidiaries, (ii) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated under the Exchange Act that would be required to be disclosed under such Item 404, (iii) compromise or settle any Action directly relating to or affecting the Company or the Subsidiaries having a value or in an amount in excess of $250,000, (iv) effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act (WARN), affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any Subsidiary, or (v) abandon or allow to lapse or expire any registration or application for material IP Rights;
          (l) the Company shall not, and shall not permit any Subsidiary to, (i) change any of the accounting policies, practices or procedures (including tax accounting policies, practices and procedures) used by the Company or any Subsidiary as of the date hereof, except as may be required as a result of a change in applicable Law or in GAAP, (ii) revalue in any material manner any of its assets (including, without limitation, writing down or writing off any notes or accounts receivable in any manner), except as required by GAAP or (iii) make or change any Tax election, make or change any method of accounting with respect to Taxes except as may be required as a result of applicable Law, settle or compromise any Tax liability in excess of $250,000 (individually or in the aggregate) or file any amended Tax Return that would increase the Tax liability of the Company or any Subsidiary after the Effective Time; and
          (m) the Company shall not, and shall not permit any Subsidiary to, agree or commit to do any of the foregoing.
     Notwithstanding anything to the contrary set forth herein, it is understood and agreed that none of Parent, Merger Sub or their affiliates have the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms of this Agreement, complete control and supervision over its operations.
     5.02 Stockholders Meeting.
          (a) The Company, acting through the Company Board, shall, in accordance with applicable Law and its certificate of incorporation and bylaws, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Stockholders Meeting”) as soon as reasonably practicable following the clearance by the SEC of the Proxy Statement, for the purpose of considering and voting upon the approval and adoption of this Agreement, the Merger and such other matters as may be necessary to effectuate the Transactions; provided, however, that nothing herein shall prevent the Company from postponing or adjourning the Stockholders Meeting if (i) there are an insufficient number of shares of Common Stock represented at the Stockholders

Meeting to establish a quorum to conduct business or (ii) subject to Sections 5.02(c) and 5.09(b), the Company is required to postpone or adjourn the Stockholders Meeting by applicable Law (including any necessary supplements or amendments to the Proxy Statement), Order or a request from the SEC or its staff.
          (b) The Company shall establish a record date for purposes of determining stockholders entitled to notice of and vote at the Stockholders Meeting (the “Record Date”) that is as close as reasonably practicable to the date on which the Proxy Statement is mailed to the Company’s stockholders. Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent, unless required to do so by applicable Law. In the event that the Stockholders Meeting as originally called is for any reason adjourned or the date of the Stockholders Meeting is postponed or otherwise delayed, the Company agrees that it shall use its best efforts to implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Stockholders Meeting as so adjourned, postponed or delayed, except as required by applicable Law.
          (c) The Company Board shall (i) make the Board Recommendation, (ii) include in the Proxy Statement the Board Recommendation, and (iii) not withdraw or modify the Board Recommendation; provided, however, notwithstanding anything to the contrary in this Agreement, prior to the Stockholders Meeting the Company Board may withdraw, change or modify the Board Recommendation only (x) in accordance with Section 5.09(b) or (y) in response to an Intervening Event (it being agreed and understood that the Company Board may only withdraw, change, or modify the Board Recommendation in response to an Intervening Event if the Company Board determines in good faith after consultation with its outside legal counsel that, in light of such Intervening Event, the withdrawal or modification of the Board Recommendation is required in order for the Company Board to comply with its fiduciary obligations to the Company’s stockholders under applicable Law). Notwithstanding anything to the contrary contained herein, the Company Board shall not be entitled to exercise its right to withdraw, change or modify the Board Recommendation in response to an Intervening Event unless the Company promptly notifies Parent, in writing, at least three (3) business days before taking such action, of its intention to do so, together with a description of the Intervening Event, and, during such three (3) business day period, if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend this Agreement in a manner such that such withdraw, change or modification of the Board Recommendation would no longer reasonably be required by the fiduciary duties of the Company Board under applicable Law.
          (d) As soon as reasonably practicable following the execution of this Agreement and in connection with the Stockholders Meeting, the Company shall (i) promptly (but in any event within twenty (20) days after the date hereof) prepare and file with the SEC the Proxy Statement, use its commercially reasonable efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable (but in any event within ten (10) days after clearance by the SEC of the Proxy Statement or a determination by the SEC not to review the Proxy Statement) the Proxy Statement and all other proxy materials required in connection with such meeting and, if necessary to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies, (ii) notify Merger Sub and Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Merger Sub and Parent copies of all correspondence between the Company or any representative of the Company and the SEC, (iii) give Merger Sub and Parent and their counsel the opportunity to review the Proxy Statement prior to its being filed with the SEC and give Merger Sub and Parent and their counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC, and (iv) subject to Section 5.02(c) and the right of the Company to terminate this Agreement as provided in Section 5.09(b), use its best efforts to obtain the necessary approvals by its stockholders of this Agreement and the Merger. Parent and Merger Sub will use commercially reasonable efforts to deliver to the Company all readily available information reasonably requested by the Company for inclusion in the Proxy Statement. The Proxy Statement shall include all material disclosure relating to the Financial Advisor (including the amount of fees and other considerations the Financial Advisor will receive upon consummation of the Merger, and the conditions for the payment of such fees and other considerations), the opinion referred to in Section 3.21 and the basis for rendering such opinion. The Company may, if it has complied with the provisions of Section 5.09 and this Section 5.02, as applicable, and it receives a bona fide Acquisition Proposal (as defined below) that it reasonably expects would result in a Superior Proposal (as defined in Section 5.09(g)) or reasonably believes that an Intervening Event may have occurred, delay the mailing of the Proxy Statement or the holding of the Stockholders Meeting, in each case, for such time (but in no event more than ten (10) business days) as is necessary for the Company Board (or any committee thereof) to consider such Acquisition Proposal or Intervening Event and to determine the effect, if any, on the Board Recommendation.
     5.03 Filings and Consents. Subject to the terms and conditions of this Agreement, each of the parties hereto (i) shall use its commercially reasonable efforts to cooperate with one another in determining which filings are required to be made by each party prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained by each party prior to the Effective Time from, Governmental Authorities or other third parties in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (ii) shall use its commercially reasonable efforts to assist the other parties hereto in timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers required to be made and obtained by the other party. Without limiting the foregoing, each of the parties hereto shall (and shall use its commercially reasonable efforts to cause their affiliates, directors, officers, employees, agents, attorneys, accountants and representatives to) consult and fully cooperate with and provide assistance to each other in seeking early termination of any waiting period under the HSR Act or any foreign merger control or competition Laws, if applicable, and use commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay consummation of the Merger. Subject to the provisions of this Section 5.03, none of Parent, Merger Sub or the Company shall knowingly impede or delay the termination or expiration of any waiting period under the HSR Act or enter into any agreement not to consummate the Transactions with the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any similar foreign agency responsible for overseeing merger control or competition Laws, except with the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed. Prior to making any application to or filing with any Governmental Authority in connection with this Agreement, each party shall provide the other party with drafts thereof (excluding any confidential information included therein) and afford the other party a reasonable opportunity to comment on such drafts. Each of the Company and Parent shall bear one half of the fees of any required filing to be made with any Governmental Authorities in connection with the Transactions.
     5.04 Access to Information. From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is properly terminated in accordance with Article 7, and subject to the requirements of any Law, including any anti-trust Law, the Company will, and will cause each Subsidiary and its and their affiliates, and each of their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors and representatives (collectively, the “Company Representatives”) to, give Merger Sub and Parent and their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors, representatives, consultants and financing sources (collectively, the “Parent Representatives”) reasonable access, upon reasonable notice and during the Company’s normal business hours, to the offices and other facilities, to the senior officers and other Company Representatives, and to the payors, vendors, and books and records of the Company and each Subsidiary and will cause the Company Representatives and the Subsidiaries to furnish or make available to Parent, Merger Sub and the Parent Representatives such financial and operating data and such other information with respect to the business and operations of the Company or any Subsidiary as Parent, Merger Sub or the Parent Representatives may from time to time reasonably request, provided that such investigation shall not unreasonably disrupt the Company’s business. Notwithstanding the foregoing, the Company may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party, (ii) information that, if disclosed, would violate an attorney-client or other privilege or might constitute a waiver of rights as to attorney work product or attorney-client privilege, or (iii) information, the disclosure of which is prohibited by Law, such as portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by the Company’s counsel, might reasonably result in antitrust compliance questions for such party (or any of its affiliates). If any material is withheld by the Company pursuant to the preceding sentence, the Company shall inform Parent and Merger Sub as to the general nature of what is being withheld and the Company and Parent shall cooperate in good faith to design and implement alternative procedures to enable Parent to evaluate any such information without waiving an applicable privilege or causing a violation or default under any contract or applicable Law or giving any third party a right to terminate or accelerate the rights under any contract. Unless otherwise required by Law, each of Parent and Merger Sub will, and will cause the Parent Representatives to, hold any such information in confidence in accordance with the terms of the Confidentiality Agreement (as defined below). Except as otherwise agreed to by the Company, and notwithstanding termination of this Agreement, the terms and provisions of the Confidentiality Agreement, dated as of April 13, 2009 (the “Confidentiality Agreement”), between H.I.G. Capital Management, Inc. and Raymond James & Associates, Inc., as advisor to, and on behalf of, the Company, shall apply to all information furnished to any Parent Representative by the Company, any Subsidiary or any Company Representative hereunder or thereunder.

     5.05 Notification of Certain Matters. Each of the parties hereto shall, with respect to such party, promptly notify the others in writing of (a) any Material Adverse Effect, (b) any material claims, actions, proceedings or governmental investigations commenced or, to its Knowledge, threatened, involving or affecting the Company or any Subsidiary or any of their property or assets, (c) any representation or warranty made by such party contained in this Agreement becoming untrue or inaccurate in any material respect and (d) any failure of the Company, Merger Sub or Parent, as the case may be, to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding anything in this Agreement to the contrary, no such notification or investigation by any party shall affect the representations, warranties or covenants of any party or the conditions to the obligations of any party hereunder, nor shall it limit or otherwise affect the remedies available hereunder to the party receiving such notice.
     5.06 Public Announcements. Each of the parties hereto agrees that, promptly following the execution of this Agreement, the Company shall (a) issue a press release in a form mutually agreed to by Parent and the Company announcing the execution of this Agreement and the Transactions and (b) file a current report with the SEC on Form 8-K attaching such press release and a copy of this Agreement as exhibits. Thereafter, the parties hereto agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Merger and the other Transactions, agree to provide to each other for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable Law.
     5.07 Indemnification; Directors’ and Officers’ Insurance. All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of the Company and the Subsidiaries (collectively, the “Indemnified Parties”) as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company or any Subsidiary as in effect on the date of this Agreement (copies of which have been furnished or made available to Parent and Merger Sub prior to the date hereof) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect without amendment, repeal or other modification for a period of six (6) years following the Closing Date, and Parent shall cause the Surviving Corporation to comply with and honor the foregoing obligations; provided that such obligations shall be subject to any limitation imposed from time to time under applicable Law. From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and the Subsidiaries for acts or omissions occurring at or prior to the Effective Time than are presently set forth in the certificate of incorporation and bylaws of the Company in effect on the date of this Agreement, and such provisions shall not be amended, repealed, or otherwise modified in any manner that would reasonably be expected to adversely affect the rights thereunder of any Indemnified Party.

          (b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, as a condition to such consolidation, merger, transfer or conveyance, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in this Section 5.07.
          (c) The Company may purchase, prior to the Effective Time, and if the Company does not so purchase, Parent shall or shall cause the Surviving Corporation to purchase promptly after the Effective Time, a six (6)-year “tail” prepaid policy on the Company’s directors’ and officers’ liability insurance policy covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy, on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof. Following the Effective Time, Parent shall or shall cause the Surviving Corporation to maintain such “tail” policy in full force and effect and to continue to honor its obligations thereunder. If the Company, Parent and the Surviving Corporation for any reason fail to obtain such “tail” policy as of or promptly after, as applicable, the Effective Time, then for six (6) years after the Effective Time, the Surviving Corporation shall maintain the Company’s current officers’ and directors’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time covering each such Indemnified Party currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided that in satisfying its obligation under this Section 5.07(c), the Surviving Corporation shall not be obligated to pay premiums in excess of three hundred percent (300%) of the current annual premium paid by the Company for such existing insurance, which amount is set forth in Section 5.07(c) of the Company Disclosure Schedule; provided further that if such insurance cannot be so maintained or obtained at such cost, the Surviving Corporation shall maintain or obtain as much of such insurance as can be so maintained or obtained at an annual cost equal to three hundred percent (300%) of the current annual premium paid by the Company for such existing insurance.
          (d) This Section 5.07 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs, legal representatives, successors, assigns and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. The provisions of this Section 5.07 are in addition to, and not in substitution for, any other rights to indemnification that the Indemnified Parties, their heirs and personal representatives may have by contract or otherwise.
     5.08 Further Assurances; Commercially Reasonable Efforts. Except as otherwise provided in this Agreement, prior to the Effective Time, the parties hereto shall use their commercially reasonable efforts to take, or cause to be taken, all such actions as may be necessary or appropriate in order to effectuate, as expeditiously as practicable, the Merger and the other Transactions on the terms and subject to the conditions set forth in this Agreement.
     5.09 No Solicitation. From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement pursuant to Article 7, the Company, the Subsidiaries and their affiliates shall not, and shall cause the Company Representatives not to, directly or indirectly, (i) solicit, initiate or encourage (including, without limitation, by way of furnishing non-public information or assistance), or take any other action to knowingly facilitate, any inquiry in connection with or the making of any proposal from any Person that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined in Section 5.09(f)), (ii) enter into, maintain, participate in or continue any discussion or negotiation with any Person (other than Merger Sub, Parent or any of the Parent Representatives, as applicable) regarding an Acquisition Proposal, or furnish to any Person (other than Merger Sub, Parent or any of the Parent Representatives, as applicable) any information or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person (other than Merger Sub, Parent or any of the Parent Representatives, as applicable) to make or effect an Acquisition Proposal, (iii) grant a waiver under Section 203 of the DGCL or enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal, or (iv) resolve to do any of the foregoing; provided, however, that nothing contained in this Section 5.09 shall prohibit the Company Board (or any Authorized Committee), prior to approval and adoption of this Agreement by the stockholders of the Company at the Stockholders Meeting, from furnishing information to (provided that the Company shall promptly make available to Parent and Merger Sub any information not previously delivered or made available to Parent and Merger Sub concerning the Company or the Subsidiaries that is made available to any Person given such access), or engaging in discussions or negotiations with, any Person that makes an Acquisition Proposal not made in breach of this Section 5.09 if (A) the Company Board (or any Authorized Committee) determines in good faith after consultation with its independent outside legal counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to the Company’s stockholders under applicable Law, (B) the Company Board (or any Authorized Committee) determines in good faith after consultation with its independent outside legal counsel and financial advisor that the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in Section 5.09(g)), and (C) prior to furnishing such information to, or engaging in discussions or negotiations with, such Person, the Company receives from such Person an executed confidentiality agreement with terms not less favorable to the Company than those contained in the Confidentiality Agreement (except for such changes necessary to allow the Company to comply with this Agreement including entering into a confidentiality agreement with a standstill provision that allows the Company’s interaction with such Person in accordance with this Section 5.09). The Company agrees that in the event any Company Representative takes any action that, if taken by the Company, would constitute a breach of this Section 5.09(a), then the Company shall be deemed to be in breach of this Section 5.09(a).
          (b) From and after the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 7, if the Company Board (or any Authorized Committee) is entitled to furnish information to, or engage in discussions or negotiations with, any Person pursuant to Section 5.09(a), the Company Board (or any Authorized Committee) may, prior to the approval of this Agreement by the stockholders of the Company at the Stockholders Meeting, withdraw, change or modify the Board Recommendation and terminate this Agreement if (A) such Acquisition Proposal constitutes a Superior Proposal, (B) the Company Board (or any Authorized Committee) shall have determined in good faith after consultation with outside legal counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to the Company’s stockholders under applicable Law, and (C)

the Notice Period provided in Section 5.09(c) shall have expired. If the Company terminates this Agreement pursuant to this Section 5.09(b), the Company must pay Parent the Break-Up Fee pursuant to Section 8.01(c) at the time of such termination.
          (c) The Company (i) will promptly notify Parent orally and in writing of the receipt of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information or for access to the properties, books or records of the Company or the Subsidiaries, the terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making such request, Acquisition Proposal or inquiry and (ii) will keep Parent reasonably informed of the status and details (including prompt notification of any proposed amendments) of any such request, Acquisition Proposal or inquiry. The Company shall promptly (and in any event, within 24 hours) inform Parent of any change in the price, structure or form of consideration or other terms and conditions of such Acquisition Proposal. Promptly (and in any event, within 24 hours) upon determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal, the Company shall notify Parent that the Company Board has received a Superior Proposal, specifying in detail the terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal. The Company agrees, during the three (3) business day period following Parent’s receipt of a notice of a Superior Proposal (or any material amendment or modification thereto (it being agreed and understood that any change in price shall constitute a material amendment or modification) in which case the Company shall be required to deliver a new written notice to Parent and to comply with this Section 5.09(c) with respect to such new written notice) (the “Notice Period”), to negotiate in good faith with Parent to allow Parent to match or better such Superior Proposal.
          (d) Nothing contained in this Agreement shall prevent the Company Board (or any Authorized Committee) from taking, and disclosing to the Company’s stockholders, a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided that any such disclosure relating to a Acquisition Proposal (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or similar communication) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board reaffirms the Board Recommendation in such disclosure.
          (e) The Company shall immediately cease, and shall cause its affiliates, the Subsidiaries and the Company Representatives to cease, any and all existing activities, discussions and negotiations with any parties (other than Merger Sub, Parent or any of the Purchaser Representatives, as applicable) conducted heretofore with respect to any Acquisition Proposal.
          (f) For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of 15% or more of the total assets of the Company or any Subsidiary, in a single transaction or series of related transactions, (ii) any direct or indirect acquisition or purchase of 15% or more of any class of equity securities of the Company or any Subsidiary, in a single transaction or series of related transactions, (iii) any tender offer or exchange offer (including a self-tender offer) that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any Subsidiary, (iv) any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving the Company or any Subsidiary, (v) any combination of the foregoing or (vi) an agreement, proposal or plan to do any of the foregoing, other than the Transactions contemplated by this Agreement.
          (g) For purposes of this Agreement, “Superior Proposal” shall mean any bona fide, written Acquisition Proposal (with all percentages included in the definition of “Acquisition Proposal” increased to “fifty percent (50%)”) that (i) the Company Board (or the Special Committee) has determined in good faith, after consultation with an independent financial advisor and outside counsel, is more favorable from a financial point of view to the Company’s stockholders than the Merger (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Acquisition Proposal), and (ii) is reasonably capable of being consummated (taking into account all financial, regulatory, legal, stockholder litigation, breakup fee and expense reimbursement provisions and all other relevant aspects of such proposal).
     5.10 Third Party Standstill Agreements. From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 7 or the Effective Time, the Company shall not release, terminate, amend or modify any material provision of any confidentiality or standstill agreement to which the Company is a party (other than involving Parent or its affiliates), unless the Company Board (or any Authorized Committee) determines in good faith after consultation with its independent outside legal counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to the Company’s stockholders under applicable Law. During such period, the Company agrees to use commercially reasonable efforts to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including, but not limited to, seeking injunctions to prevent any breaches of such agreements or to enforce specifically the terms and provisions thereof in a court in the United States or any state thereof having jurisdiction. To the extent Parent believes that there has been a breach of any such existing confidentiality agreement by the counterparty thereto, upon Parent’s request, the Company shall use such commercially reasonable efforts to enforce such existing confidentiality agreement.
     5.11 SEC Reports. From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 7 or the Effective Time, the Company shall use commercially reasonable efforts to file on a timely basis all SEC Reports required to be filed by it with the SEC under the Exchange Act, the Securities Act and the published rules and regulations of the SEC under either of the foregoing applicable to such SEC Reports.
     5.12 Termination of Registration. Each of the parties hereto agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to terminate the registration of the Common Stock under the Exchange Act; provided that such termination shall not be effective until or after the Effective Time.
     5.13 Stockholder Litigation. Each of the parties hereto shall give the others the reasonable opportunity to participate in the defense of any stockholder litigation against the Company, Parent or Merger Sub, as applicable, and their directors relating to the Transactions, and the Company will obtain the prior written consent of Parent prior to settling or satisfying any such stockholder litigation. The Company will not voluntarily cooperate with any third party who has sought or may hereafter seek to restrain or prohibit or otherwise oppose the Merger and will cooperate with Parent to resist any such effort to restrain or prohibit or otherwise oppose the Merger. Any such participation by Parent shall be at Parent’s sole cost and expense.
     5.14 Special Meeting. Subject to Section 5.02, the Company shall take no action to call a special meeting of stockholders of the Company without the prior consent of Parent unless compelled by legal process, except in accordance with this Agreement unless and until this Agreement has been terminated in accordance with its terms.
     5.15 Employee Benefit Matters.
          (a) Until twelve (12) months following the Effective Time, the Surviving Corporation will, with respect to each employee of the Company or any Subsidiary who continues to be employed by the Surviving Corporation and its subsidiaries (each, a “Continuing Employee”) maintain the base salary and non-equity based incentive bonus opportunity of each such Continuing Employee and will maintain 401(k), health and welfare benefits and severance policies that, in the aggregate, are no less favorable than such benefits and policies under the Benefit Plans as in effect on the date hereof (other than modifications to any benefit or compensation plans, programs, agreements or arrangements in the ordinary course of business consistent with past practice and other than with respect to any equity-based compensation or benefits). Nothing in this Section 5.15(a) shall be deemed to prevent the Surviving Corporation or any of its subsidiaries from making any change required by applicable Law or require the Surviving Corporation or its subsidiaries to provide equity based compensation or benefits or issue equity of the Surviving Corporation or Parent or any of their affiliates on or after the Effective Time, and nothing in this Agreement shall limit the ability of the Surviving Corporation or any of its affiliates to terminate the employment of any employee (including any Continuing Employee) at any time and for any or no reason. To the extent not paid prior to the Effective Time and solely to the extent reflected as a liability in working capital, the Surviving Corporation shall pay to Continuing Employees their bonuses, if any, in accordance with the Company’s 2009 bonus plan as in effect on the date hereof (which plan is consistent with bonus plans of the Company for prior years), with such bonuses, if any, to be paid by the Surviving Corporation in accordance with the terms of such plan.
          (b) Following the Closing, the Parent shall make commercially reasonable efforts to provide that each Continuing Employee shall be given credit for all service credited by the Company or the Subsidiaries as of the Effective Time under analogous Benefit Plans for purposes of eligibility and vesting, but not for purposes of benefit accrual, under any health and welfare, vacation or 401(k) plan in which the Continuing Employees are eligible to participate following the Effective Time, provided that such service shall be credited for benefit accrual purposes under any such vacation plan.
          (c) This Section 5.15 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement and nothing in this Section 5.15, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.15. Nothing contained in this Section 5.15 shall create any third party beneficiary rights in any Person, including any employee or former employee or Continuing Employee (including any dependent thereof) of the Company, any Subsidiary or the Surviving Corporation, or shall create any right to employment or continued employment for any specified period of any nature or kind whatsoever. Nothing in this Section 5.15 is intended to amend any Benefit Plan or interfere with Parent’s or the Surviving Corporation’s or any of their affiliates’ right from and after the Effective Time to amend or terminate any Benefit Plans or any other benefit or compensation plan, program, agreement or arrangement at any time adopted, maintained, sponsored, or contributed to by any of them.
     5.16 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by the Surviving Corporation.
     5.17 Financing Assistance. Prior to the Closing, the Company shall (and the Company shall cause each Subsidiary to) provide, and shall use its commercially reasonable efforts to cause the Company Representatives to provide, all cooperation reasonably requested by Parent in connection with the arrangement of the debt financing referred to in the Debt Commitment Letters (the “Debt Financing”), including (a) assisting with the preparation of materials for bank information memoranda and similar documents required in connection with the Debt Financing; provided that any such memoranda and similar documents need not be issued by the Company or the Subsidiaries; provided, further, that, any such memoranda shall contain disclosure and financial statements with respect to the Company and the Subsidiaries reflecting the Company and the Subsidiaries as the obligor, (b) executing and delivering customary guarantee, pledge and security documents and related officer certificates or other documents as may be reasonably requested by Parent (including certificates of the chief financial officer of the Company and each Subsidiary with respect to solvency and other customary matters for use in their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the guaranteeing of obligations and the pledging of collateral, (c) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company and the Subsidiaries as may be reasonably requested by Parent or its financing sources, including information related to the Company and the Subsidiaries required by regulatory authorities including under applicable “know your customer” and anti money laundering rules and regulations, including the Patriot Act, (d) permitting the prospective lenders involved in the Debt Financing to evaluate and appraise the Company’s and the Subsidiaries’ current assets and liabilities, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements; provided that, the foregoing notwithstanding, no obligations of the Company or the Subsidiaries or the Company Representatives under any such agreement, certificate, document or instrument shall be effective until the Closing, and (e) participating in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies. The provisions of this Section shall not require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any Subsidiary. Neither the Company nor any Subsidiary shall be required to pay any commitment fee or similar fee or incur any liability with respect to the financing contemplated by the Commitment Letters prior to the Closing. Parent shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs incurred by the Company or any Subsidiary in connection with the cooperation required by this Section. The Company hereby consents to the use of its and the Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any Subsidiary or the reputation or goodwill of the Company or any Subsidiary.
     5.18 Maintenance of Commitments. Not in limitation of its obligations under Section 5.08, Parent shall use its reasonable best efforts to arrange the financing contemplated by the Commitment Letters as promptly as practicable on the terms and conditions described in the Commitment Letters, including using reasonable best efforts to (a) maintain in effect the Commitment Letters and negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms not materially less favorable to Parent or otherwise acceptable to Parent, (b) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in such definitive agreements and in the Commitment Letters and (c) consummate the financing contemplated by the Commitment Letters at or prior to the Closing. If all conditions to the Commitment Letters (other than the availability of funding contemplated by the Equity Commitment Letter) have been satisfied, Parent shall use its reasonable best efforts to cause the Persons providing such financing under the Commitment Letters to fund such financing required to consummate the Merger on the Closing Date (including by taking enforcement action to cause such Lenders providing such financing to fund such financing). If any portion of such financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms substantially similar to those contained in the applicable Commitment Letter, or on terms substantially similar to those then prevailing in the applicable capital markets (so long as such terms are not materially less favorable, in the aggregate, to Parent and Merger Sub as the terms set forth in the applicable Commitment Letter), as promptly as practicable following the occurrence of such event (the commitment letter evidencing such debt or equity commitments shall also be referred to herein as a “Debt Commitment Letter” or “Equity Commitment Letter”, as applicable). Notwithstanding the foregoing, Parent shall deliver to the Company a copy of any proposed amendment, modification, waiver or supplement to a Commitment Letter to the Company at least three (3) business days prior to the proposed execution of the same. Parent shall not enter into any amendment, modification, waiver or supplement to a Commitment Letter without the prior written consent of the Company if such amendment, modification, waiver or supplement (i) imposes additional conditions precedent or other contingencies to the funding obligations thereunder, (ii) reduces the amount of the financing committed thereunder to an amount that, when combined with the amounts committed pursuant to the other Commitment Letters, would be insufficient to consummate the Transactions or (iii) would reasonably be expected to materially delay or prevent the Closing Date or to make the funding of such financing materially less likely to occur. Parent shall keep the Company reasonably apprised of material developments relating to the financings contemplated by the Commitment Letters. Parent will pay when due all fees due and payable under the Commitment Letters as and when they become payable.
     5.19 Takeover Statutes. Parent, the Company and their respective boards of directors (or with respect to the Company, the Special Committee, if appropriate) shall (a) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement or the Transactions and (b) if any Takeover Statute becomes applicable to this Agreement or the Transactions, take all reasonable action necessary to ensure that the

Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on this Agreement or the Transactions.
     5.20 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may reasonably be necessary and permitted to cause the Transactions, including any dispositions of shares of Common Stock (including derivative securities with respect to such shares of Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER
     6.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:
          (a) Company Stockholder Approval. The Company shall have obtained the Stockholder Approval at the Stockholders Meeting in accordance with the DGCL, the Company’s certificate of incorporation and its bylaws.
          (b) No Orders and Injunctions. Following the date hereof, no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order that is then in effect and has the legal effect of preventing or prohibiting consummation of the Merger; provided, however, that each of the parties hereto shall use their commercially reasonable efforts to have any such Order vacated.
          (c) Material Consents. All consents, approvals, permits of, authorizations from, notifications to and filings with any Governmental Authorities set forth in Section 6.01(c) to the Company Disclosure Schedule shall have been made, obtained, or effected, as the case may be.
          (d) HSR Act. Any waiting period (and any extension thereof) under the HSR Act or merger control or competition Laws applicable to the consummation of the Merger shall have expired or terminated.
     6.02 Conditions to Obligations of Merger Sub and Parent. The obligations of each of Merger Sub and Parent to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions, unless waived by Parent, acting under the direction of its board of directors, in writing prior to the Effective Time:
          (a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 3.01(a), 3.01(b), 3.03(a), 3.03(b), 3.04 and 3.24 of this Agreement shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct as of such particular date, provided that any such representation and warranty shall be true and correct in all respects where it is by its terms already qualified with respect to materiality or a Material Adverse Effect; (ii) the representations and warranties set forth in Section 3.08(b) shall be true and correct in all respects (without disregarding the Material Adverse Effect qualification therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date; and (iii) other than the representations and warranties set forth in Sections 3.01(a), 3.01(b), 3.03(a), 3.03(b), 3.04, 3.08(b) and 3.24, the representations and warranties of the Company in this Agreement shall be true and correct as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct as of such particular date, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect (without giving effect to any materiality or Material Adverse Effect qualification contained therein).
          (b) Covenants and Agreements. The Company shall have performed, in all material respects, all obligations and complied with all agreements and covenants required to be performed by it or complied with by it under this Agreement at or prior to the Effective Time.
          (c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect to the Company.
          (d) Officers’ Certificate. At the Closing, the Company shall deliver an Officers’ Certificate, duly executed by the Company’s Chief Executive Officer and Chief Financial Officer and dated as of the Closing Date, stating that the conditions to Closing set forth in Sections 6.02(a) and (b) above have been satisfied.
          (e) Dissenters Rights. Holders of not more than ten percent (10%) of the outstanding shares of Common Stock shall have dissented and preserved their rights to seek appraisal of their shares.
          (f) Payoff Letters. The Company shall have delivered to Parent payoff letters with respect to the indebtedness for borrowed money of the Company and the Subsidiaries outstanding as of the Closing set forth in Section 6.02(f) of the Company Disclosure Schedule, and releases of all Liens securing such indebtedness, conditioned only on the payment of the amounts described in such payoff letters.
          (g) FIRPTA Affidavit. Parent shall have received a certificate from the Company to the effect that the Company is not a U.S. real property holding company.
     6.03 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions, unless waived by the Company in writing prior to the Effective Time:
          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties that expressly speak only as of a particular date, which shall have been true and correct in all respects as of such particular date, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect (without giving effect to any materiality or Material Adverse Effect qualification contained therein).
          (b) Covenants and Agreements. Each of Merger Sub and Parent shall have performed, in all material respects, all obligations and complied with all agreements and covenants required to be performed by them or complied with by them under this Agreement at or prior to the Effective Time.
          (c) Officers’ Certificate. At the Closing, each of Merger Sub and Parent shall deliver an Officers’ Certificate, duly executed by their respective Chief Executive Officer and Chief Financial Officer and dated as of the Closing Date, stating that the conditions to Closing set forth in Sections 6.03(a) and (b) above have been satisfied.
ARTICLE 7
TERMINATION
     7.01 Termination by Mutual Consent. This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, before or after the receipt of Stockholder Approval, by the mutual written consent of the Company, acting under the direction of the Company Board (or any Authorized Committee), and Parent and Merger Sub, acting under the direction of their respective boards of directors.
     7.02 Termination by Merger Sub, Parent or the Company. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, before or after receipt of Stockholder Approval, by either Merger Sub and Parent, on the one hand, by action of their respective boards of directors, or the Company, on the other hand, by action of the Company Board (or any Authorized Committee), if:
          (a) any Governmental Authority shall have issued an Order (which has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party that has failed to perform in all material respects its obligations under the proviso contained in Section 6.01(b);
          (b) the Merger shall not have been consummated on or before February 18, 2010 (the “Expiration Date”) (provided, however, that the Expiration Date shall be automatically extended to April 1, 2010 in the event that on or prior to February 18, 2010, each of the following shall have occurred: (i) it shall have been determined by Parent, the Company or the SEC pursuant to the Exchange Act, that the Merger is subject to Rule 13e-3 under the Exchange Act; (ii) a Schedule 13e-3 shall have been filed with the SEC in connection with the Merger; and (iii) the SEC shall have notified Parent, Merger Sub and/or the Company that the SEC has elected to review the Proxy Statement); provided, however, that the right to terminate this

Agreement under this Section 7.02(b) shall not be available to any party whose willful breach of a representation, warranty, covenant, or obligation under this Agreement or whose action or failure to act has been the principal cause of or resulted in the failure of the Merger to have been consummated on or before the Expiration Date; or
          (c) the Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Stockholders Meeting or at any adjournment or postponement thereof.
     7.03 Termination by Merger Sub and Parent. This Agreement may be terminated by Parent and Merger Sub, acting under the direction of the board of directors of Parent and the board of directors of Merger Sub, and the Merger and other Transactions may be abandoned, if:
          (a) at any time prior to the Effective Time, before or after receipt of Stockholder Approval, the Company shall have breached any of its representations, warranties, covenants or other agreements set forth in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement (in either case, a “Company Terminating Breach”) and such Company Terminating Breach (i) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (ii) has not been cured within thirty (30) days (provided that in no event shall such thirty (30) day period extend beyond the Expiration Date) after written notice thereof is received by the Company; provided that Parent and Merger Sub shall have no right to terminate this Agreement pursuant to this Section 7.03(a) if there is an uncured Parent Terminating Breach (as defined in Section 7.04(a)) at the time of the Company Terminating Breach;
          (b) at any time prior to receipt of Stockholder Approval, (i) the Company withdraws (or modifies in a manner adverse to Parent), or publicly proposes to withdraw, the Board Recommendation (a “Company Adverse Recommendation Change”), (ii) the Company Board (or the Special Committee) recommends, adopts, approves or declares advisable or proposes publicly to recommend, adopt, approve or declare advisable any Acquisition Proposal, (iii) after any Acquisition Proposal or any material modification thereto is first published, sent or given to the stockholders of the Company, the Company Board shall have failed to publicly confirm the Board Recommendation within ten (10) business days of a written request by Parent that it do so (which request may be made by Parent one time following each such Acquisition Proposal or any material modification thereto), or (iv) any third party shall have commenced a tender or exchange offer or other transaction constituting or potentially constituting an Acquisition Proposal and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer;
          (c) at any time prior to the Effective Time, before or after receipt of Stockholder Approval, a Material Adverse Effect shall have occurred and be continuing with respect to the Company that has not been cured by the Company within thirty (30) days following receipt by the Company of written notice of the occurrence of such event from Parent (provided that in no event shall such thirty (30) day period extend beyond the Expiration Date);

          (d) at any time prior to receipt of Stockholder Approval, the Company (solely for purposes of this Section 7.03(d), acting through one or more Persons set forth in Section 7.03(d) of the Company Disclosure Schedule) intentionally breaches its obligations under Section 5.09 in a manner that materially and adversely threatens Parent’s ability to consummate the Merger; or
          (e) on or after the 60th day following the date hereof, before or after receipt of Stockholder Approval, upon the payment of the Parent Default Fee to the Company by wire transfer of same day funds to the account designated by the Company.
     7.04 Termination by the Company. This Agreement may be terminated by the Company, acting under the direction of the Company Board (or the Special Committee), and the Merger and other Transactions may be abandoned, if:
          (a) at any time prior to the Effective Time, before or after receipt of Stockholder Approval, Merger Sub or Parent shall have breached any of their respective representations, warranties, covenants or other agreements set forth in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement (in either case, a “Parent Terminating Breach”) and such Parent Terminating Breach (i) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (ii) has not been cured within thirty (30) days (provided that in no event shall such thirty (30) day period extend beyond the Expiration Date) after written notice thereof is received by Merger Sub and Parent; provided that the Company shall have no right to terminate this Agreement pursuant to this Section 7.04(a) if there is an uncured Company Terminating Breach at the time of the Parent Terminating Breach;
          (b) at any time prior to receipt of Stockholder Approval, the Company exercises its right to terminate pursuant to and in accordance with Section 5.09(b); or
          (c) on or after the 60th day following the date hereof, (i) all of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.01 and Section 6.02 have been satisfied or waived by Parent and Merger Sub in writing (other than those conditions that by their nature are to be satisfied at the Closing, provided the Company is then able to satisfy such conditions) and (ii) Parent and Merger Sub shall have breached their obligation to cause the Merger to be consummated within ten (10) business days after the date the Closing is required to take place pursuant to Section 1.02.
     7.05 Effect of Termination. In the event of the termination of this Agreement and abandonment of the Merger and the other Transactions pursuant to this Article 7, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any party or its officers, directors, stockholders, affiliates and agents, other than the provisions of the last sentence of Section 5.04 and the provisions of Sections 5.06, 7.05, and Article 8; provided, however, that nothing herein shall relieve any party from liability for willful breach of this Agreement, subject to Section 8.01(i) and Section 8.13 with respect to any such liabilities of the Parent Group and subject to Section 8.01(j) with respect to any such liabilities of the Company.

ARTICLE 8
MISCELLANEOUS
     8.01 Payment of Fees and Expenses.
          (a) Except as otherwise specified in this Agreement, each of the parties hereto shall bear their own Expenses (as defined below) incurred by or on behalf of such party in preparing for, entering into and carrying out this Agreement and the consummation and financing of the Merger and the other Transactions. “Expenses” as used in this Agreement shall include all reasonable, documented out-of-pocket expenses (including, without limitation, all fees and expenses of outside counsel, investment bankers, banks, other financial institutions, accountants, financial printers, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the investigation, due diligence examination, authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions and the financing thereof and all other matters contemplated by this Agreement and the Closing, together with any out-of-pocket costs and expenses incurred by any party in enforcing any of its rights set forth in this Agreement, whether pursuant to litigation or otherwise.
          (b) The Company shall pay H.I.G. Capital LLC (as agent for Parent and Merger Sub) the Break-Up Fee (as defined in Section 8.01(c)) if:
               (i) this Agreement is terminated pursuant to (A) Section 7.02(b) and prior to such termination a bona fide Acquisition Proposal has been announced, disclosed or otherwise communicated to any member of the Company Board or any officer of the Company, (B) Section 7.02(c) and prior to the Stockholder Meeting, an Acquisition Proposal has been publicly announced or shall have otherwise become publicly known and in each case has not been withdrawn, or (C) Section 7.03(a) and prior to the breach giving rise to such right of termination, a bona fide Acquisition Proposal has been announced, disclosed or otherwise communicated to any member of the Company Board or any officer of the Company, and
               (ii) within nine (9) months of such termination, the Company enters into a definitive agreement to consummate, or consummates, a transaction constituting an Acquisition Proposal. For purposes of this Section 8.01, all references (whether in words or numerals) to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to refer to “fifty percent (50%)”.
Payment of the Break-Up Fee pursuant to this Section 8.01(b) shall be made by wire transfer of immediately available funds upon the earlier of the execution of a definitive agreement with respect to, or consummation of any transaction contemplated by, an Acquisition Proposal.
          (c) If this Agreement is terminated by Parent and Merger Sub pursuant to Section 7.03(b) or 7.03(d) or by the Company pursuant to Section 7.04(b), then, on the date of any such termination of this Agreement by the Company under Section 7.04(b) or within two (2) business days following termination of this Agreement by Parent and Merger Sub under Section 7.03(b) or 7.03(d), the Company shall pay H.I.G. Capital LLC (as agent for Parent and Merger Sub) the

Break-Up Fee by wire transfer of immediately available funds. “Break-Up Fee” means an amount equal to Seven Million Five Hundred Thousand Dollars ($7,500,000).
          (d) In the event that this Agreement is terminated (i) by Parent or the Company pursuant to Section 7.02(c), the Company shall pay to Parent an amount equal to Parent’s and Merger Sub’s Expenses, up to a maximum amount of Three Million Two Hundred Fifty Thousand Dollars ($3,250,000) (it being agreed and understood that if the Break-Up Fee becomes payable pursuant to Section 8.01(b), any Expenses paid pursuant to this Section 8.01(d)(i) shall be credited towards the payment of the Break-Up Fee), or (ii) by Parent pursuant to Section 7.03(a) in the case of a willful breach by the Company, the Company shall pay to Parent an amount equal to Parent’s and Merger Sub’s Expenses up to a maximum amount of Four Million Five Hundred Thousand Dollars ($4,500,000) (it being agreed and understood that if the Break-Up Fee becomes payable pursuant to Section 8.01(b), any expenses paid pursuant to this Section 8.01(d)(ii) shall not be credited towards the payment of the Break-Up Fee), in each case by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) business days following the receipt of invoices or other documentation of Parent and Merger Sub’s Expenses.
          (e) If this Agreement is terminated by the Company pursuant to Section 7.04(c), (i) because Parent and Merger Sub fail to cause the Merger to be consummated because of a failure to receive the proceeds of one or more of the Debt Financings (other than as a result of Parent’s failure to satisfy the conditions set forth in the Debt Commitment Letters due to a failure by Investor to fund its equity commitment pursuant to the Equity Commitment Letter) that, together with the amount of equity financing committed pursuant to the Equity Commitment Letter, are sufficient to fund the Transactions or because of their refusal to accept alternative debt financing, and (ii) Parent and Merger Sub are not otherwise in material and willful breach of this Agreement (including their respective obligations pursuant to Section 5.18) (a “Non-Breach Financing Failure”) then Parent shall pay to the Company the Parent Break-Up Fee by wire transfer of immediately available funds within two (2) business days following such termination of this Agreement. “Parent Break-Up Fee” means an amount equal to Seven Million Five Hundred Thousand Dollars ($7,500,000).
          (f) If this Agreement is terminated by (i) Parent and Merger Sub pursuant to Section 7.03(e) or (ii) the Company pursuant to Section 7.04(c) in circumstances not involving a Non-Breach Financing Failure, then Parent shall pay to the Company an amount equal to Ten Million Dollars ($10,000,000) (the “Parent Default Fee”) by wire transfer of immediately available funds within two (2) business days following termination of this Agreement.
          (g) The Company hereby acknowledges that the agreements contained in this Section 8.01 are an integral part of the Transactions and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails to pay to Parent the full amount provided for in Sections 8.01(b), 8.01(c) or 8.01(d) promptly following such payment becoming due, the Company shall (i) pay to Parent interest on such unpaid amount at the prime rate established by the Wall Street Journal Table of Money Rates on the date such payment was required to be made, during the period from and including the date payment of such amount was due up to but excluding the actual date of payment and (ii) reimburse Parent for any out-of-pocket expenses (including the reasonable fees of counsel) incurred by Parent in connection with Parent’s enforcement of its rights to such amounts under this Section 8.01. Notwithstanding anything in this Agreement to the contrary, in the event the Break-Up Fee becomes payable, then the Break-Up Fee shall be Parent and Merger Sub’s sole and exclusive remedy under this Agreement (except in the case of the events described in Section 8.01(d)). If Parent or Merger Sub terminates this Agreement pursuant to Section 7.03(a) in the case of a willful breach by the Company, then Parent or Merger Sub’s sole and exclusive remedy under this Agreement shall be to receive any Expenses of Parent and Merger Sub payable pursuant to Section 8.01(d) and any subsequent Break-Up Fee payable pursuant to Section 8.01(b). The damages resulting from termination of this Agreement under circumstances where a Break-Up Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.01 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions.
          (h) Parent hereby acknowledges that the agreements contained in this Section 8.01 are an integral part of the Transactions and that, without these agreements, the Company would not have entered into this Agreement. Accordingly, if Parent fails to pay to the Company the full amount provided for in Sections 8.01(e) or 8.01(f) promptly following such payment becoming due, Parent shall (i) pay to the Company interest on such unpaid amount at the prime rate established by the Wall Street Journal Table of Money Rates on the date such payment was required to be made, during the period from and including the date payment of such amount was due up to but excluding the actual date of payment and (ii) reimburse the Company for any out-of-pocket expenses (including the reasonable fees of counsel) incurred by the Company in connection with the Company’s enforcement of its rights to such amounts under this Section 8.01. Notwithstanding anything in this Agreement to the contrary, in the event that the Parent Break-Up Fee or Parent Default Fee is payable, then the Parent Break-Up Fee or Parent Default Fee, as applicable, shall be the Company’s sole and exclusive remedy under this Agreement. If the Company terminates this Agreement pursuant to Section 7.04(a) in the case of a willful breach by Parent or Merger Sub, then the Company may seek Company Damages (as defined in Section 8.01(i)) against Parent or Merger Sub; provided, that the maximum aggregate liability (inclusive of the Parent Break-Up Fee or Parent Default Fee) of Parent and Merger Sub, collectively, shall not exceed the Parent Liability Cap. The damages resulting from termination of this Agreement under circumstances where a Parent Break-Up Fee or Parent Default Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.01 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions.
          (i) Notwithstanding anything herein to the contrary, the maximum aggregate liability of the Parent Group (including any amounts payable pursuant to Sections 8.01(e) or 8.01(f)) for any direct or indirect loss or damage suffered in connection with, or arising out under, this Agreement, including, but not limited to, the negotiation, entry into, performance, or the terms of this Agreement, any agreement or document contemplated hereby, the failure of the Merger to be consummated or for a breach or claimed breach or failure or claimed failure to perform hereunder and including (notwithstanding Section 8.15) the benefit of the bargain lost by the Company’s stockholders (taking into consideration relevant matters, including any lost premium, other combination opportunities and the time value of money) (such damages, collectively, “Company Damages”) or otherwise shall be limited to Ten Million Dollars ($10,000,000) plus any amounts that may be payable under the second sentence of Section 8.01(h) (the “Parent Liability Cap”). In no event shall the Company or its affiliates seek or permit to be sought on behalf of the Company any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from any member of the Parent Group other than, with respect to the Limited Guarantee, the Guarantor, in connection with this Agreement or the Transactions. The Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Company Damages, any member of the Parent Group (other than Parent and Merger Sub to the extent provided in this Agreement and other than the Guarantor to the extent provided in the Limited Guarantee), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent against the Guarantor or any other member of the Parent Group, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for its rights to recover from the Guarantor (but not any other member of the Parent Group (including any general partner or managing member)) under and to the extent provided in the Limited Guarantee and subject to the Parent Liability Cap and the other limitations described therein. Recourse against the Guarantor under the Limited Guarantee or against Parent and Merger Sub to the extent provided in this Agreement shall be the sole and exclusive remedy of the Company and its affiliates against the Guarantor and any other member of the Parent Group in respect of any liabilities or obligations arising under, or in connection with, this Agreement or the Transactions. The Company acknowledges that both Parent and Merger Sub are newly-formed companies and do not have any material assets except in connection with this Agreement as expressly set forth herein. The terms of this Section 8.01(i) shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement. The provisions of this Section 8.01(i) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.
          (j) Notwithstanding anything herein to the contrary and subject to Section 8.13, the maximum aggregate liability of the Company and its affiliates (including any amounts payable pursuant to Sections 8.01(b), 8.01(c), or 8.01(d)) for any direct or indirect loss or damage suffered in connection with, or arising out under, this Agreement, including, but not limited to, the negotiation, entry into, performance, or the terms of this Agreement, any agreement or document contemplated hereby, the failure of the Merger to be consummated or for a breach or claimed breach or failure or claimed failure to perform hereunder (such damages, collectively, “Parent Damages”) or otherwise shall be limited to the Break-Up Fee and any Expenses of Parent and Merger Sub payable pursuant to Section 8.01(d) plus any amounts that may be payable under the second sentence of Section 8.01(g) (the “Company Liability Cap”). In no event shall any member of the Parent Group seek or permit to be sought on behalf of any member of the Parent Group any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from the Company or any of its affiliates in connection with this Agreement or the Transactions in excess of the Company Liability Cap; provided that nothing shall limit the rights of Parent and Merger Sub under Section 8.13. Parent and Merger Sub each acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to Parent Damages, any affiliate of the Company, whether by or through attempted piercing of the corporate veil, by virtue of any statute, regulation or applicable Law, or otherwise. The terms of this Section 8.01(j) shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement other than Section 8.13. The provisions of this Section 8.01(j) are intended to be for the benefit of, and shall be enforceable by, each affiliate of the Company.
          (k) The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Break-Up Fee on more than one occasion nor shall Parent and Merger Sub be required to pay the Parent Break-Up Fee or the Parent Default Fee on more than one occasion and in no event pay both the Parent Break-Up Fee and Parent Default Fee, whether the Break-Up Fee, the Parent Break-Up Fee or the Parent Default Fee may be payable under more than one provision of this Agreement at the same time or at different times and upon the occurrence of different events.
     8.02 Guarantee. Parent hereby irrevocably and unconditionally guarantees the due and punctual performance of Merger Sub’s obligations hereunder and, following the Effective Time, the Surviving Corporation’s obligations under Sections 5.07 and 5.15. Parent will cause Merger Sub to perform its obligations under this Agreement.
     8.03 No Survival. Subject to Section 7.05, the representations, warranties and agreements made in this Agreement shall not survive beyond the Effective Time or the termination of this Agreement in accordance with Article 7 hereof. Notwithstanding the foregoing, the agreements set forth in Articles 1 and 2, Sections 5.07 and 5.15 and Article 8 shall survive the Effective Time.
     8.04 Non-Reliance. Parent and Merger Sub acknowledge that the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for those representations and warranties set forth in Article 3, and that they are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 3.
     8.05 Modification or Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of this Agreement by the stockholders of the Company; provided, however, that after any such approval, there shall not be made any amendment that by Law requires the further approval by such stockholders without such further approval. Without limiting the foregoing, this Agreement may not be amended or modified except by an instrument in writing signed by the parties.
     8.06 Entire Agreement; Assignment. This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party

(except that each of Parent and Merger Sub may assign its rights, interests and obligations (a) to any of their respective affiliates or direct or indirect subsidiaries (b) from and after the Effective Time, in connection with a merger or consolidation involving Parent or other disposition of all or substantially all of the assets of Parent or the Surviving Corporation, or (c) from and after the Effective Time, to any lender providing financing to Parent or the Surviving Corporation or any of their Affiliates, for collateral security purposes, and any such lender may exercise all of the rights and remedies of Parent hereunder; in each case without the consent of the Company, so long as they remain primarily obligated with respect to any such delegated obligation). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
     8.07 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, unless the effects of such invalidity, illegality or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
     8.08 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or telecopier to the respective parties as follows:
If to Parent or Merger Sub:
c/o H.I.G. Capital LLC
1001 Brickell Bay Drive
27th Floor
Miami, FL 33131
Attention: Brian Schwartz
Facsimile No.: (305) 379-2013
with a copy to:
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Attention: Michael H. Weed
Facsimile No.: (312) 862-2200
If to the Company:
Allion Healthcare, Inc.

1660 Walt Whitman Road
Suite 105
Melville, NY 11747
Attention: Michael P. Moran
Facsimile No.: (631) 249-5863
with a copy to:
Alston & Bird LLP
One Atlantic Center
1201 Peachtree Street
Atlanta, GA 30309
Attention: Steven L. Pottle
Facsimile No.: (404) 881-7777
or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above; provided that notice of any change of address shall be effective only upon receipt thereof.
     8.09 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.
     8.10 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
     8.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and any one of which may be delivered by facsimile.
     8.12 Certain Definitions. As used in this Agreement:
          (a) the term “affiliate,” as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;
          (b) the term “Authorized Committee” means the Special Committee or any other committee of the Company Board given power by the Company Board for any purpose hereunder;

          (c) the term “Disinterested Director” means any director of the Company who does not have any relationship, interest, understanding or arrangement (in each case, direct or indirect) that would cause such director to have a material interest in the Merger in addition to or different from that of the Company’s public stockholders;
          (d) the term “Gross Up Payment” means the amount necessary to cover the excise tax, if any, imposed by Section 4999 of the Code on the Phantom Stock Unit Consideration paid to a holder of a Phantom Stock Unit, plus any income and excise taxes associated with the Gross-Up Payment;
          (e) the term “Guarantor” means H.I.G. Bayside Debt & LBO Fund II, L.P.;
          (f) the term “Intervening Event” means any material event, development, state of affairs or change in circumstances, in each case that arises after the date of this Agreement; provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event;
          (g) the term “Knowledge” when used in this Agreement with respect to the Company means the actual knowledge of Michael P. Moran, Russell J. Fichera, Stephen A. Maggio and Robert E. Fleckenstein after reasonable investigation;
          (h) the term “Knowledge” when used in this Agreement with respect to Parent means the actual knowledge of any of the officers of Parent or Merger Sub after reasonable investigation;
          (i) the term “Law” or “Laws” means any foreign or domestic (federal, state or local) law, statute, ordinance, regulation, rule, code, permit, license, injunction, judgment, decree or order, including, but not limited to, any laws relating to healthcare regulatory matters, including: (i) 42 U.S.C. §§ 1320a-7, 7a and 7b, which are commonly referred to as the “Federal Fraud Statutes”; (ii) 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Statute”; (iii) 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “Federal False Claims Act”; (iv) 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as the “Health Insurance Portability and Accountability Act of 1996”; and (v) any related federal or state statutes or regulations governing claims or payments;
          (j) the term “Limited Guarantee” means the limited guarantee of the Guarantor dated as of the date hereof, in favor of the Company with respect to certain obligations of the Parent under this Agreement;
          (k) the term “Material Adverse Effect,” as used in this Agreement with respect to the Company, means any event, change, circumstance, effect or state of facts that is, or could reasonably be expected to be, materially adverse to (i) the business, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole or (ii) the ability of the Company to perform, in all material respects, its obligations under this Agreement or to consummate the Transactions; provided, however, that “Material Adverse Effect” shall not include the effect of any event, change, circumstance, effect or state of facts arising out of or attributable to any of the following, either alone or in combination: (A) general economic or political conditions (including those affecting the securities markets), (B) the industries in which the Company and the Subsidiaries operate generally, (C) any changes in applicable Laws, regulations or GAAP (D) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events (such as natural disasters, acts of God or other events not within the reasonable control of the Company) occurring after the date hereof, (E) changes in the trading price of the shares of Common Stock between the date of this Agreement and the Effective Time (it being understood that any fact or development regarding the Company giving rise to or contributing to such change in the trading price of the shares of Common Stock may be the cause of a Material Adverse Effect), (F) the direct effects of compliance with this Agreement on the operating performance of the Company, (G) the announcement of this Agreement or any of the Transactions, the fulfillment of the parties’ obligations hereunder or the consummation of the Transactions, (H) failure by the Company to meet internal or third-party projections, forecasts, budgets or published revenue or earnings projections for any period (it being understood that any fact or development giving rise to or contributing to such failure may be the cause of a Material Adverse Effect), or (I) any claim, action or proceeding by the Company’s stockholders arising out of or related to this Agreement or any of the Transactions, or (J) changes or proposed changes in reimbursement rates, coverage limitations, the method of calculation of reimbursement rates or industry pricing benchmarks applicable to the Company’s or any Subsidiary’s products or services, except, in each of clauses (A), (B), (C) and (D), to the extent, and only to the extent, such circumstance, change, development, event or state of facts has a disproportionately adverse effect on the Company and the Subsidiaries taken as a whole, as compared to other Persons engaged in a similar business;
          (l) the term “Material Adverse Effect,” as used in this Agreement with respect to Parent and Merger Sub, means any event, circumstance, change, effect or state of facts that, individually or in the aggregate with all other events, circumstances, changes and effects, is materially adverse to the ability of Parent or Merger Sub to consummate the Transactions;
          (m) the term “Order” means executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent;
          (n) the term “Parent Group” means, collectively, Parent, Merger Sub, the Guarantor or any of Parent’s, Merger Sub’s or the Guarantor’s respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing;
          (o) the term “Person” or “person” shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act);
          (p) the term “Restricted Stock Award” means each share of Common Stock outstanding immediately prior to the Effective Time that is subject to a repurchase option, risk of forfeiture or other restriction or condition granted to any current or former employee, director, consultant or advisor of the Company or any Subsidiary or any other person under the Stock Plans or any other agreement with the Company.

          (q) the term “Special Committee” means a committee of the Company Board, each of the members of which (i) is a Disinterested Director within the meaning of the DGCL and (ii) is not otherwise affiliated with Parent or Merger Subsidiary and not a member of the Company’s management, formed for the purpose of evaluating, and making a recommendation to the full Company Board with respect to this Agreement and the Transactions, including the Merger, and shall include any successor committee to the existing Special Committee or any reconstitution thereof; and
          (r) the term “subsidiary” or “subsidiaries” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity or beneficial interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.
     8.13 Specific Performance. The parties hereto agree that irreparable damage would occur to Parent and Merger Sub in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. For the avoidance of doubt, the Company shall not be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof. The terms of this Section 8.13 shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement.
     8.14 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso in Section 8.05, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
     8.15 Third-Party Beneficiaries. This Agreement is not intended to and does not confer upon any person other than the parties hereto any legal or equitable rights or remedies, except for the provisions of Section 5.07 and, only after the Effective Time, the provisions of Article 2.
     8.16 Certain Interpretations. In this Agreement, unless otherwise specified, the following rules of interpretation apply:
          (a) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

          (b) References to “$” and “dollars” are to the currency of the United States.
          (c) Words importing the singular include the plural and vice versa.
          (d) Words importing one gender include the other gender.
          (e) References to months are to calendar months.
          (f) A defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.
          (g) References to “made available” shall mean that such documents or information referenced shall have been contained, prior to the date hereof, in the Company’s SEC Reports or the Company’s electronic data room for Project Alpha Bravo maintained by Merrill Corporation to which Parent and its counsel had access.
     8.17 Submission to Jurisdiction. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) such court does not have subject matter jurisdiction, any other court of the state of Delaware or the United States District Court for the District of Delaware, in any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in the Delaware Court of Chancery or any other state court of the State of Delaware or the United States District Court for the District of Delaware. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
* * * * *

          IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

ALLION HEALTHCARE, INC.
By:	/s/ Michael P. Moran
Name:	Michael P. Moran
Title:	Chairman, President and Chief Executive Officer

BRICKELL BAY MERGER CORP.
By:	/s/ Brian D. Schwartz
Name:	Brian D. Schwartz
Title:	President

BRICKELL BAY ACQUISITION CORP.
By:	/s/ Brian D. Schwartz
Name:	Brian D. Schwartz
Title:	President

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules to the Merger Agreement have been omitted. The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon request.
SCHEDULES
2.07(a) – Promissory Notes
3.01(b) – Organization and Qualification
3.03 – Capitalization
3.05 – No Violation; Required Filings and Consents
3.06 – Compliance with Laws
3.07 – SEC Filings; Undisclosed Liabilities
3.08 – Absence of Certain Changes or Events
3.09 – Litigation
3.11 – Benefit Plans
3.12 – Real Property; Title to Assets
3.13 – Intellectual Property
3.14 – Taxes
3.16 – Material Contracts
3.17 – Insurance
3.18 – Affiliated Transactions
3.23 – Payors and Vendors
5.01 – Interim Operations
5.07(c) – Directors’ and Officers’ Insurance
6.01(c) – Consents
6.02(f) – Payoff Letters
7.03(d) – Designated Persons